UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Bayview Financial Securities Company, LLC	0001221293
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for October 6, 2003	333-104181
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

90438 Bayview 2003-E
Form SE re Comp. Mats.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables, State of Florida, on October 8, 2003.

BAYVIEW FINANCIAL SECURITIES COMPANY, LLC

By: ______________________________
Name: Stuart Waldman
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

BAYVIEW FINANCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-E

BAYVIEW FINANCIAL
Mortgage Pass-Through Certificates
Series 2003-E

BAYVIEW FINANCIAL
TRADING GROUP

Computational Materials

$415,451,000 (Approximate)

Bayview Financial Securities Company, LLC
Depositor

Wells Fargo Bank Minnesota, N.A.
Master Servicer

Preliminary Term Sheet **Date Prepared: September 25, 2003**

Contacts

Trading:

Matt Miller / Rishi Bansal	(212) 526-8315

Syndicate:

Kevin White / Daniel Covello	(212) 526-9519

Residential Mortgage Finance:

Stan Labanowski	(212) 526-6211
Mike Hitzmann	(212) 526-5806
Andrea Lenox	(212) 526-9637
Darius Houseal	(212) 526-9466

Structuring:

Sei-Hyong Park	(212) 526-0203

ALL COLLATERAL STATISTICS DESCRIBED HEREIN ARE BASED ON THE SCHEDULED COLLATERAL BALANCES AS OF SEPTEMBER 1, 2003 (THE "STATISTICAL CALCULATION DATE") UNLESS OTHERWISE INDICATED. THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT. THE PROSPECTUS SUPPLEMENT SUPERSEDES THE INFORMATION IN ALL PRIOR COLLATERAL TERM SHEETS, IF ANY.

Preliminary Term Sheet **Date Prepared: September 25, 2003**

Bayview Financial Mortgage Pass-Through Certificates, Series 2003-E

$415,451,000 (Approximate, Subject to +/- 10% Variance)
Senior /Subordinate REMIC Certificates
One Month LIBOR Available Funds Floaters -No Hard Cap – Act/360 – No Delay

Class	Approximate Size ($)	Initial Coupon(1)	WAL 35% Call (2)	WAL 10% Call (3)	Payment Window to 10% Call (3)	Initial Credit Support (4)	Legal Final Maturity (5)	Expected Ratings (4) Fitch /Moody's/S&P
A-IO (6)	Notional	Variable	N/A	N/A	10/03-03/06	13.50%	03/28/06	AAA/Aaa/AAA
IO(6)	Notional	Variable	N/A	N/A	10/03-10/11	13.50%	10/28/34	AAA/Aaa/AAA
A	$370,681,000	1mL + [ ]%	2.12	2.80	10/03-10/11	13.50%	10/28/34	AAA/Aaa/AAA
M-1	$21,866,000	1mL + [ ]%	3.66	5.66	10/06-10/11	8.25%	10/28/34	AA/Aa2/AA
M-2	$4,164,000	1mL + [ ]%	3.66	5.66	10/06-10/11	7.25%	10/28/34	AA-/Aa3/AA-
M-3	$7,288,000	1mL + [ ]%	3.66	5.66	10/06-10/11	5.50%	10/28/34	A/A2/A
M-4	$3,123,000	1mL + [ ]%	3.66	5.66	10/06-10/11	4.75%	10/28/34	A-/A3/A-
B	$8,329,000	1mL + [ ]%	3.66	5.66	10/06-10/11	2.75%	10/28/34	BBB+/Baa1/BBB+
X(7)(8)	$0	NA	(7)	(7)	(7)	NA	NA	NR
F(7)(9)	$0	NA	(7)	(7)	(7)	NA	NA	NR
P(7)(10)	$0	NA	(7)	(7)	(7)	NA	NA	NR
R(7)(11)	$0	NA	(7)	(7)	(7)	NA	NA	NR

(1) Each variable rate class (the "LIBOR Certificates"), other than the Class A-IO and Class IO, will accrue interest at a rate of one-month LIBOR plus a specified margin. The margin on the Class A Certificates will increase to 1.5 times the stated margin for such class on each Distribution Date occurring after the date on which the 35% Auction Call may be exercised. The margin on the Class M and Class B Certificates will increase to 1.5 times the stated margin for such class on each Distribution Date occurring after the date on which the 10% Optional Termination may be exercised. Each Class of LIBOR Certificates is subject to the Available Funds Cap, as described on page 20. One Month LIBOR for the first accrual period will be determined two business days prior to the Closing Date. The Class A-IO and Class IO will have a coupon as described on page 12.

(2) All Classes of Certificates will be subject to a 35% Auction Call. The weighted average life to the 35% Call assumes: (i) prepayments occur at 21% CPR, (ii) the 35% call is exercised on the first eligible Distribution Date and (iii) bonds pay on the 28th of each month beginning in October 2003.

(3) The weighted average lives to 10% Call assume: (i) prepayments occur at 21% CPR, (ii) the 10% Optional Call is exercised and (iii) bonds pay on the 28th of each month beginning in October 2003.

(4) Assumes overcollateralization ("O/C") has built to a 2.75% target. Initial Credit Support equals (i) the percentage of bonds (as a product of the mortgage loan balance) subordinate to such Class plus (ii) the overcollateralization target. The overcollateralization target is assumed to be [2.75%]. The overcollateralization amount on the Closing date will be equal to 0.25% of the Cut-Off Date collateral balance. Rating levels are subject to final approval.

(5) The legal final maturity date was determined by adding thirty-one years to the first Distribution Date for all Certificates except the Class A-IO. The legal final maturity date for the Class A-IO is the 30th Distribution Date.

(6) The Class A-IO and Class IO (the "Interest Only Classes") will be entitled to receive payments of interest only based on a variable notional amount as described on page 11.

(7) The Class X, Class F, Class P and the Class R are not offered hereby.

(8) The Class X Certificates represent the entitlement to certain remaining cash flows in respect of the mortgage loans following payment of principal and interest in respect of the Offered Certificates, the Class F Certificates, the Class P Certificates and the Class IO Certificates, as described herein.

(9) The Class F is entitled to the annualized rate equal to the product of (A) the greater of (i) 3.00% minus the current one-month LIBOR ("LIBOR") rate and (ii) zero and (B) the actual balance of fixed rate and balloon loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months.

(10) The Class P is entitled to all prepayment penalty distributions.

(11) The Class R is a non-economic REMIC tax residual.

Transaction Summary:

On the Closing Date, the trustee will issue REMIC Certificates. The mortgage loans will have been sold by BayView Financial Trading Group L.P. (the "Seller") to BayView Financial Securities Company, LLC (the "Depositor"). The Depositor, a Delaware limited liability company, will sell the mortgage loans and other assets to the Trustee on behalf of the Trust.

The Certificates will be backed by mortgage loans and other assets of the Trust.

Offered Certificates

The Trust will issue six classes of one-month LIBOR floating rate Certificates: Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B (the "LIBOR Certificates").

In addition to the LIBOR Certificates, the Trustee will issue two interest-only classes, the Class A-IO Certificates, and the Class IO Certificates, which will be entitled to payments of interest only and will accrue interest on notional balances, as described below. The Class X and Class R are residual classes. The Class X will be entitled to releases of excess interest, as described on page 10 under Interest Payment Priority and the Class R is a REMIC tax residual that will be retained by the Seller.

The Class F Certificates are entitled to the Class F Payment Amount. The Class P Certificates are entitled to all prepayment penalty distributions.

The Class A, Class A-IO, Class IO and Class F Certificates will be senior securities. The Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates will be subordinate securities. The Class IO, Class X, Class F, Class P, and Class R Certificates will not be offered for sale.

Credit Enhancement

Credit enhancement for the benefit of the Certificateholders will be provided by (1) Excess Interest, (2) Overcollateralization, (3) Subordination and (4) Reserve Fund (as described below):

Transaction Summary (Continued):

Excess Interest

The interest due on the Mortgage Loans is generally expected to be higher than the interest due on the Certificates, thus generating excess interest collections ("***Excess Interest***"). 100% of Excess Interest will be applied to losses and Basis Risk Shortfalls for all Distribution Dates.

A percentage of Excess Interest ("***Available Excess Interest***") will be available in each Distribution Date to build overcollateralization starting with the first Distribution Date. For each Distribution Date from October 2003 to September 2004, Available Excess Interest will equal 50% of Excess Interest *(i.e.:a twelve month 50% "excess spread holiday")*. Beginning with the Distribution Date in October 2004 and for every Distribution Date thereafter, Available Excess Interest will equal 100% of Excess Interest. Available Excess Interest will be applied as principal on each Distribution Date in reduction of the Class Principal Balances of the LIBOR Certificates to build and maintain the Overcollateralization Amount, as described herein. The amount of Excess Interest will vary over time based on the prepayment and default experience of the Mortgage Loans, whether the Servicer advances on delinquent Mortgage Loans (including the non-performing Mortgage Loans), and variations in the underlying indices of the Adjustable Rate Mortgage Loans.

Overcollateralization

Available Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance thereby creating Overcollateralization or "OC".

The "Targeted OC Amount" or "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to approximately [2.75%] of the Cut-Off Date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) [2.75%] of the Cut-Off Date Balance and (ii) [5.50%] of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect. the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

On the Closing Date, the Initial OC is expected to be approximately [0.25%] of the Cut-Off date collateral balance. The OC Floor will be equal to 0.50% of the Cut-Off Date Balance.

Subordination

Classes A, A-IO and IO will have limited protection by means of the subordination of the Subordinate Classes. Classes A, A-IO and IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Class A) over Classes having a lower priority of distribution. Similarly, Class M-1 will be senior in right of priority to Classes M-2, M-3, M-4, and B, Class M-2 will be senior to Classes M-3, M-4, and B, Class M-3 will be senior to Class M-4, and B, Class M-4 will be senior to the Class B. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B, M-4, M-3, M-2, and M-1 have been reduced to zero.

Transaction Summary (Continued):

Reserve Fund

A Reserve Fund will be created for the benefit of the LIBOR Certificate holders that will be funded by interest rate cap payments received under the Cap Agreement, as defined on page 7.

Priority of Funding the Reserve Fund
The Reserve Fund will be funded by interest rate cap payments received under the Cap Agreement for the first 120 Distribution Dates. On a monthly basis, interest rate cap payments received under the Cap Agreement will be paid as follows:

1) To pay any Current Interest Shortfalls on the LIBOR Certificates;
2) To pay any Basis Risk Shortfalls and Unpaid Basis Risk Shortfalls on the LIBOR Certificates;
3) To pay current period losses;
4) To pay any Deferred Principal Amounts to the Subordinate Certificates;
5) To pay the Reserve Fund any remaining amounts up to the Reserve Fund Target, as defined herein; and
6) To pay any remaining amounts to the holder of the Class X Certificate.

After the Distribution Date in September 2013 (month 120) the Cap Agreement expires and the Reserve Fund will only be available to the LIBOR Certificate holders to the extent there is a remaining balance in the Reserve Fund.

On a monthly basis, amounts on deposit in the Reserve Fund will be available to absorb portfolio losses. The Reserve Fund will absorb losses first until the balance there of is reduced to zero after which losses will be absorbed by OC or the LIBOR Certificates.

Reserve Fund Target
The "Reserve Fund Target" will be equal to the greater of (1) the OC Target Balance in effect for such Distribution Date, less the current OC Amount after giving effect to all distributions and losses for that month and (2) zero.

Transaction Summary (Continued):

Cap Agreement

The LIBOR Certificateholders will benefit from a series of interest rate cap payments pursuant to a cap agreement (the "Cap Agreement"), which is intended to partially mitigate the interest rate risk that could result from the difference between the interest rates on the LIBOR Certificates and the weighted average coupon of the Fixed Rate Mortgage Loans.

Cap Notional Balance

On each Distribution Date, payments under the Cap Agreement will be made based upon a notional balance (the "Cap Notional Balance") equal to an amount initially equal to the approximate aggregate Principal Balance of the Fixed Rate, balloon Mortgage Loans, and ARM loans with initial reset periods greater than 48 months, which will decline each month on the basis of assumed prepayments of principal at a rate no greater than 18% CPR and the assumption that no defaults or losses occur.

The Cap Agreement will have a strike rate pursuant to the following schedule:

MONTHS	STRIKE	CAP CEILING
1-36	3.00%	N/A
37-96	5.00%	10.00%
97-120	7.00%	10.00%

During the first three years of the transaction the LIBOR Certificates will have some protection against any increases in LIBOR greater than the initial strike rate. Any movement in LIBOR between the initial strike rate + 2% will not be covered under the Cap Agreement after month 36. Beginning in month 37 the Trust will have some protection for the next five years against any increases in LIBOR between the initial strike rate + 2% and the initial strike rate + 7%. This will represent a 500 basis point corridor of coverage. Any movement in LIBOR between the initial strike rate + 4% will not be covered under the Cap Agreement after month 96. Beginning in month 97 the Trust will have some protection for the next two years against any increases in LIBOR between the initial strike rate + 4% and the initial strike rate + 7%. This will represent a 300 basis point corridor of coverage. After month 120 (year 10) the Trust will no longer have the benefit of the Cap Agreement.

Excess Cap Amount

To the extent that the notional balance of the Cap Agreement exceeds the aggregate Principal Balance of the Fixed Rate Mortgage Loans, the amount payable under the Cap Agreement in respect of such excess (the "Excess Cap Amount") may remain property of the Issuer or may be sold for the benefit of the Issuer by Bayview Financial Trading Group, L.P., in its capacity as investment manager.

Transaction Summary (Continued):

Trigger Event

A ''Trigger Event'' is in effect with respect to any Distribution Date if either a Delinquency Event or a Cumulative Loss Trigger Event is in effect for such Distribution Date.

Delinquency Event

Beginning with the 37th distribution date, a "Delinquency Event" will be in effect with respect to any Distribution Date, if the Delinquency Rate for such Distribution Date exceeds 14%.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

Cumulative Loss Trigger Event

A Cumulative Loss Trigger Event will be in effect with respect to any Distribution Date, if the percentage obtained by dividing (x) the aggregate amount of realized losses incurred from the Cut-off Date through the last day of the related Due Period by (y) the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date	Loss Percentage
October 2006 through September 2007 (months 37 to 48)	2.20% for the first month, plus an additional 1/12th of 0.55% for each month thereafter.
October 2007 through September 2008 (months 49 to 60)	2.75% for the first month, plus an additional 1/12th of 0.36% for each month thereafter.
October 2008 through September 2009 (months 61 to 72)	3.11% for the first month, plus an additional 1/12th of 0.14% for each month thereafter.
October 2009, and thereafter (months +)	3.25%

Transaction Summary (Continued):

Subordination Trigger Event

A Subordination Trigger Event will be in effect with respect to any Distribution Date occurring after the Stepdown Date, if the Enhancement Percentage for any class of LIBOR Certificates becomes less than the applicable percentages described below.

The ""Enhancement Percentage" for each class of LIBOR Certificates for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of (1) the total Class Principal Balance of the Subordinate Certificates that are lower in priority of distribution than that class, (2) the OC Amount (which will generally not be less than zero and will be calculated on the basis of the assumption that the Principal Distribution Amount has been distributed on that Distribution Date and no Trigger Event has occurred), and (3) amounts on deposit in the Reserve Fund after giving effect to withdrawals therefrom on that date, and the denominator of which is the Pool Balance.

CLASS	PERCENTAGE
A	27.00%
M-1	16.50%
M-2	14.50%
M-3	11.00%
M-4	9.50%
B	5.50%

Transaction Summary (Continued):

Credit Structure for Rated Certificates

IO(1)	A-IO(1)	A
AAA/Aaa/AAA IO Strip	AAA/Aaa/AAA 30-month NAS IO	AAA/Aaa/AAA LIBOR Floater
M-1 AA/Aa2/AA LIBOR Floater		
M-2 AA-/Aa3/AA- LIBOR Floater		
M-3 A/A2/A LIBOR Floater		
M-4 A-/A3/A- LIBOR Floater		
B BBB+/Baa1/BBB+ LIBOR Floater		

Classes IO, A-IO, A share preferential right to receive interest over the Subordinate Classes as described below under "Interest Payment Priority"

Classes M-1, M-2, M-3, M-4, and B are subject to a lock-out period of 36 months with respect to principal prepayments.

(1) The Interest-Only Classes (Class IO and Class A-IO) are not entitled to distributions of principal.

Principal Payment Priority

Distributions of principal on the LIBOR Certificates will be made on each Distribution Date in an aggregate amount equal to the Principal Distribution Amount for such Distribution Date. The Class IO Certificates and the Class A-IO Certificates will not be entitled to receive any distributions of principal.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A Certificates on a pro-rata basis. Principal will then be allocated sequentially to the Classes M-1, M-2, M-3, M-4, and B.

The Stepdown Date is the later to occur of (i) the 37th Distribution Date; (ii) the first Distribution Date on which the Mortgage Balance is equal to or less than 50% of the Cut-off Date Mortgage Balance and (iii) the first Distribution Date on which the subordination levels of the Subordinate Certificates reaches two times the initial subordination as outlined on page 3, which assumes the Target OC Amount has been reached.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all principal will be paid pro-rata to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates, as needed to build and maintain the required Targeted OC Amount.

Transaction Summary (Continued):

Interest Payment Priority

The Interest Rates for Classes A, M-1, M-2, M-3, M-4, and B (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) the Available Funds Cap (as defined herein).

On each Distribution Date, the Interest Remittance Amount for such date will be distributed in the following order of priority:

(1) To pay the Trustee Fee;

(2) To pay the Class F Payment Amount to the Class F Certificates;

(3) To pay Current Interest and Carryforward Interest to the Class IO Certificates;

(4) To pay Current Interest and Carryforward Interest to the Class A-IO Certificates;

(5) To pay Current Interest and Carryforward Interest to the Class A Certificates;

(6) To pay Current Interest and Carryforward Interest to Classes M-1, M-2, M-3, M-4, and B (the "Subordinate Classes"), sequentially;

(7) Any interest remaining after the application of (1) through (6) above will be deemed ***Excess Interest*** for such Distribution Date. ***Available Excess Interest*** will be distributed as principal as follows: (i) prior to the Stepdown Date or on any Distribution Date a Trigger Event is in effect Available Excess Interest will be distributed concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A, and then sequentially to Classes M-1, M-2, M-3, M-4, and B to maintain the Overcollateralization Target, and (ii) on or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, Available Excess Interest will be distributed concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, pro-rata to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B to maintain the Overcollateralization Target.

(8) To pay sequentially to the Classes A, M-1, M-2, M-3, M-4, and B any Current Interest Shortfalls, to the extent of amounts received under the Cap Agreement [(1)];

(9) To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];

(10) To pay sequentially to Classes M-1, M-2, M-3, M-4, and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];

(11) To the extent of any remaining amounts received under the Cap Agreement, the amount of any losses on the Mortgage Loans in the priority specified in clause 9 above [(1)];

(12) To pay sequentially to Classes M-1, M-2, M-3, M-4, and B any Deferred Principal Amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];

(13) To the Reserve Fund any remaining cap payments received under the Cap Agreement up to the Reserve Fund Target Amount;[(1)]

(14) To pay remaining amounts to the holder of the Class X Certificates.[(1)]

[(1)] Cap payments received under the Cap Agreement will be allocated in steps (8), (9), (10), (11), (12), (13), and (14) in that order of priority.

Transaction Summary (Continued):

Interest Only Classes

The Class A-IO Certificates and IO Certificates will be entitled to distributions of interest only and will accrue interest on a 30/360 basis. The Class A-IO will accrue interest at the lesser of (1) 4.000% and (2) the Adjusted Net WAC. Interest will accrue on a Notional Amount equal to the lesser of the pool balance and the following schedule:

Distribution Date	Approximate Notional Amount	Coupon[1]
1-6	$114,536,000	4.00%
7-9	$93,711,000	4.00%
10-18	$83,299,000	4.00%
19-22	$62,474,000	4.00%
23-25	$41,649,000	4.00%
26-29	$20,824,000	4.00%
30	$16,659,000	4.00%
31+	0	0%

[1] Subject to the calculation in the preceding paragraph

The Class A-IO will not be entitled to distributions of any kind after the 30th Distribution Date.

The Class IO will accrue interest based on a notional balance equal to the mortgage loan balance at the beginning of the related Due Period. The initial approximate Notional Amount for the Class IO Certificates is $416,495,988. The per annum coupon for each Distribution Date for the Class IO will follow the following schedule:

Distribution Date	Coupon
1-6	0.60%
7-12	0.50%
13+	0.40%

Collateral

The cut-off date for the collateral sold to the Trust will be September 1, 2003 (the "Cut-off Date"). As of the Cut-off Date, the Trust consists of the following assets:

- $250,589,686.63 principal balance of fixed-rate mortgage loans
- $165,906,301.72 principal balance of adjustable-rate mortgage loans
- A series of interest rate cap agreements

Approximately 11.77% of the aggregate principal balance of the mortgage loans as of the cut-off date will be covered by primary mortgage insurance or will be FHA or VA insured. All of the mortgage loans will be performing first-lien Mortgage Loans.

Summary of Terms

Seller:	BayView Financial Trading Group, L.P.
Depositor:	BayView Financial Securities Company, LLC
Lead Placement Agents:	Lehman Brothers Inc.
Co-Placement Agents:	Merrill Lynch, and Pieice, Fenner & Smith Inc. and Citigroup Global Markets Inc.
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Servicers:	M&T (62.12%) InterBay (12.42%) WaMu (6.54%) CitiMortgage (5.46%) Aurora (5.28%) RFC (3.72%) GMAC (2.72%) HSBC (1.74%)
Servicing Advances:	The Servicers are required under the servicing agreements to advance delinquent payments of principal and interest on all Mortgage Loans in the trust, to the extent that such advances are expected to be ultimately recoverable from the related Mortgage Loan.
Trustee:	Wachovia Bank, National Association
Cut-Off Date:	September 1, 2003
Expected Pricing Date:	September [30], 2003
Expected Settlement Date:	October [7], 2003
Distribution Date:	The 28th of each month or the first business day thereafter if not a business day, commencing in October 2003.

Summary of Terms (Continued)

Servicing Fee:	As of the cutoff date, the weighted average Servicing Fee is approximately 0.4179% per annum on the aggregate principal balance of the mortgage loans, payable monthly;
Master Servicing Fee:	0.0150% per annum of the collateral balance;
Trustee Fee:	0.0050% per annum of the collateral balance;
Custodian Fee:	0.0025% per annum of the collateral balance;
Senior Certificates:	Class A, Class A-IO, Class IO and Class F Certificates.
Subordinate Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates.
LIBOR Certificates:	Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates.
Interest-Only Classes:	Class A-IO and Class IO Certificates.
Auction Call:	On the first Distribution Date on or after the date on which the aggregate principal balance of the LIBOR Certificates is less than 35% of the aggregate principal balance of the LIBOR Certificates as of the Closing Date (the "Initial Certificate Balance"), the Trustee will solicit bids in a commercially reasonable manner for purchase of the Mortgage Loans and other property of the Trust for a price not less than the Minimum Bid Price. The Trustee will not sell the assets of the Trust unless it has received at least three bids and at least one such bid is for not less than the Minimum Bid Price. This process will be repeated every three months until the Minimum Bid Price is received. The Trustee will be reimbursed for the costs of such sale before the proceeds are paid to Securityholders.

Summary of Terms (Continued)

Minimum Bid Price:	The "Minimum Bid Price" will equal the greater of (1) the total unpaid principal balance of the Mortgage Loans, (2) interest accrued and unpaid on the Mortgage Loans, (3) the fair market value of all other property of the Trust Fund and (4) any unreimbursed servicing advances, fees and expenses of the Master Servicer, the Servicers and the Trustee. In the event that satisfactory bids are received, the net sale proceeds will be distributed to the Certificateholders in the same order of priority as interest and principal distributions. If satisfactory bids are not received, the Trustee shall decline to sell the Mortgage Loans and the process will be repeated every three months until the Minimum Bid Price is received.
Optional Call:	On the Distribution Date on which the current collateral balance is less than 10% of the Cut-Off Date collateral balance, if the property of the Trust has not been sold in connection with the Auction Call as described above, the holder of the Class R Certificate and the Master Servicer will, as provided in the Pooling and Servicing Agreement, have the option to purchase the remaining Mortgage Loans and other property in the Trust Fund.
Pricing Prepayment Speed:	21% constant prepayment rate ("CPR").
Accrued Interest:	The Certificates settle flat.
Interest Accrual Period:	The period beginning on the immediately preceding Distribution Date (or on the Closing Date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	0 days, bonds settle flat.
Day Count:	Actual/360, excluding the Class A-IO and Class IO Certificates which are calculated on a 30/360 basis.
Due Period:	With respect to any Distribution Date is the one-month period beginning on the second day of the calendar month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.
Registration:	The Certificates will be available in book-entry form through DTC.

Summary of Terms (Continued)

Denominations:	LIBOR Certificates: Minimum of $25,000, and multiples of $1 in excess thereof. Class A-IO Certificates: Minimum of $1,000,000 and multiples of $1 in excess thereof.
Clearing:	DTC, Euroclear or Clearstream
Tax Status:	REMIC
SMMEA Eligibility:	The Certificates are not expected to constitute "mortgage-related securities" for purposes of SMMEA.
ERISA Considerations:	The Senior Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates. The Subordinate Certificates will not be ERISA eligible.
Prospectus:	The Certificates are being offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Certificates and the collateral is contained in the Prospectus. The material presented herein is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Certificates may not be consummated unless the purchaser has received the Prospectus.
Certificate Ratings:	The Certificates are expected to receive ratings from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., Moody's, and Fitch Ratings set forth on the third page of the Term Sheet.
Principal Distribution Amount ("PDA"):	The Principal Distribution Amount with respect to any Distribution Date will be equal to the Principal Remittance Amount for such date minus the OC Release Amount, if any, for such date.

Summary of Terms (Continued)

Principal Remittance Amount: Principal Remittance Amount with respect to any Distribution Date will be equal, in general, to the sum of (i) all principal collected (other than Payaheads) or advanced or otherwise remitted in respect of Monthly Payments on the Mortgage Loans during the related Due Period, (ii) all prepayments in full or in part received during the applicable Prepayment Period, (iii) the portion of the purchase price allocable to principal of each Mortgage Loan that was purchased from the Mortgage Pool during the related Prepayment Period, (iv) the portion of any Substitution Amount allocable to principal paid during the related Prepayment Period, and (v) all Net Liquidation Proceeds and any other recoveries collected and remittances made during the related Prepayment Period, to the extent allocable to principal, as reduced in each case, as provided in the Pooling and Servicing Agreement, by unreimbursed Advances, to the extent allocable to principal and other amounts due to the Master Servicer, the Servicers or the Indenture Trustee and not reimbursed from the Interest Remittance Amount for such Distribution Date.

OC Release Amount: The Overcollateralization ("OC") Release Amount with respect to any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (i) the Overcollateralization Amount for such date, assuming that 100% of the Principal Remittance Amount for such date is applied on such date to distribution of principal on the LIBOR Certificates, exceeds (ii) the Targeted Overcollateralization Amount for such date.

OC Deficiency: The OC Deficiency with respect to any Distribution Date will be equal to the amount, if any, by which (x) the Targeted OC Amount for such Distribution Date exceeds (y) the OC Amount for such Distribution Date, calculated for this purpose after giving effect to the reduction on such Distribution Date of the Class Principal Balances of the LIBOR Certificates resulting from the distribution of the Principal Remittance Amount on such Distribution Date, but prior to allocation of any applied loss amount on such Distribution Date.

OC Amount: The OC Amount with respect to any Distribution Date will be equal to the amount, if any, by which (x) the Mortgage Balance for such date exceeds (y) the aggregate Class Principal Balance of the LIBOR Certificates after giving effect to distributions on such Distribution Date.

Summary of Terms (Continued)

Current OC Percentage: The Current OC Percentage with respect to any Distribution Date will be equal to a fraction, expressed as a percentage, the numerator of which is the OC Amount for such Distribution Date and the denominator of which is the Mortgage Balance for such Distribution Date.

Class F Certificates: On each Distribution Date the Class F Certificates will be entitled to interest on a notional amount equal to the aggregate Principal Balance of the Fixed Rate and Balloon Mortgage Loans plus any ARMS loans that had an initial reset period from the Cut-Off Date of greater than or equal to forty-eight months for the related Distribution Date at an annual rate equal to the excess, if any, of (a) 3% over (b) actual LIBOR. Such agreement will terminate after the Distribution Date in September 2007 (the 48th Distribution Date).

Class F Payment Amount: The amount payable by the Trustee to the Class F Certificates on any Distribution Date is referred to as the "Class F Payment Amount."

Payment of the Class F Payment Amount on any Distribution Date will reduce amounts that would otherwise be available for distribution to holders of the offered certificates.

Interest Remittance Amount: The Interest Remittance Amount for any Distribution Date will equal, in general, to the extent provided in the Pooling and Servicing Agreement and the Servicing Agreements, (a) the sum of (1) all interest collected (other than Payaheads) or advanced or otherwise remitted in respect of Monthly Payments on the Mortgage Loans during the related Due Period, less (x) the Master Servicing Fee and the applicable Servicing Fee and (y) unreimbursed Advances and other amounts due to the Master Servicer, the Servicers or the Trustee (other than the Trustee Fee) for such Mortgage Loans, to the extent allocable to interest, (2) all Compensating Interest paid by the applicable Servicer with respect to the related Prepayment Period, (3) the portion of the purchase price allocable to interest (less unreimbursed Advances, to the extent allocable to interest and other amounts due the Master Servicer, the Servicers or the Trustee, to the extent allocable to interest) of each Mortgage Loan that was purchased from the Trust Fund during the related Prepayment Period due to a breach of a representation or a warranty or document defect, (4) the portion of any Substitution Amount paid during the related Prepayment Period allocable to interest, (5) all Net Liquidation Proceeds and any other recoveries collected and remittances made during the related Prepayment Period, to the extent allocable to interest, less unreimbursed Advances, to the extent allocable to interest, and other amounts due to the Master Servicer, the Servicers or the Trustee, and (6) certain other amounts as provided in the Pooling and Servicing Agreement, as reduced by (b) any other expenses reimbursdable to the Trustee. Prepayment premiums and yield maintenance payments paid by borrowers will not be included in the Interest Remittance Amount and will not be available to pay interest on the Offered Certificates or be included in Excess Interest.

Summary of Terms (Continued)

Current Interest:	Current Interest for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.
Carryforward Interest:	Carryforward Interest with respect to each Class of LIBOR Certificates will equal, with respect to any Distribution Date, the amount, if any, by which (i) the sum of (x) Current Interest for such Class for the immediately preceding Distribution Date and (y) any unpaid Carryforward Interest from previous Distribution Dates exceeds (ii) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date.
Net Mortgage Rate:	The Net Mortgage Rate with respect to each Mortgage Loan will equal the Mortgage Rate thereon, minus the Aggregate Fee Rate. The "Aggregate Fee Rate" with respect to each Mortgage Loan is the sum of the applicable Servicing Fee Rate, the Master Servicing Fee Rate, and the Trustee Fee Rate.
Adjusted Net WAC:	The "Adjusted Net WAC" will equal, for any Distribution Date, the weighted average (by Principal Balance) of the Net Mortgage Rates of the Mortgage Loans *minus* (1) the Interest Rate for the Class IO Certificates for that date and (2) the Adjusted Class F Rate for that date.

Summary of Terms (Continued)

Available Funds Cap: The "Senior LIBOR Class Available Funds Cap," expressed as a percentage, will equal, for any Distribution Date, (A)(I) (1)(a) the total of interest accrued (whether or not collected or advanced) for the related Due Period on all Mortgage Loans at the applicable Net Mortgage Rates *minus* (b) the total of interest accrued for the related Accrual Period on all classes of Certificates having a higher priority of distribution than the Class A Certificates *multiplied by* (2) (a) the ratio, expressed as a percentage, of the Principal Balance of the Class A Certificates, *divided by* the Principal Balance of the LIBOR Certificates, minus (b) 2.00%, *divided by* (II) the Class Principal Balance of the Class A Certificates immediately prior to that Distribution Date *multiplied by* (B) the fraction, expressed as a percentage, the numerator of which is 360 and the denominator of which is the actual number of days in the related Accrual Period.

The "Subordinate LIBOR Class Available Funds Cap," expressed as a percentage, will equal, for any Distribution Date, (A)(1)(a) the total of interest accrued (whether or not collected or advanced) for the related Due Period on all Mortgage Loans at the applicable Net Mortgage Rates *minus* (b) the total of interest accrued for the related Accrual Period on the Senior Classes *divided by* (2) the Principal Balance of the Subordinate Classes immediately prior to that Distribution Date *multiplied by* (B) the fraction, expressed as a percentage, the numerator of which is 360 and the denominator of which is the actual number of days in the related Accrual Period.

Basis Risk Shortfall: The Unpaid Basis Risk Shortfall with respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Available Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions.

The Unpaid Basis Risk: The Unpaid Basis Risk Shortfall for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Summary of Terms (Continued)

Certificate Interest Rates: On each Distribution Date, the Class A Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Auction Call Date, One Month LIBOR plus [%] (the "Class A Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class A Formula Rate"), and (y) the Senior LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-1 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-1 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-1 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-2 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-2 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-2 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-3 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-3 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-3 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-4 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-4 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-4 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class B Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class B Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class B Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

For each Distribution Date, interest will accrue on the LIBOR Certificates at their respective Certificate Interest Rates from the Distribution Date in the month preceding the month of such Distribution Date (or, in the case of the first Distribution Date, from the Closing Date) through the day before such Distribution Date, on an actual/360 basis. There will be no delay days.

Summary of Terms (Continued)

Realized Losses: If a Mortgage Loan becomes a liquidated loan and the net liquidation proceeds relating thereto and allocated to principal are less than the principal balance on such Mortgage Loan, the amount of such insufficiency is a "Realized Loss". Realized Losses will, in effect, be absorbed by (1) reduction of Reserve Fund, (2) Available Excess Interest and (3) reduction of overcollerateralization. Following the reduction of any overcollateralization to zero, all allocable Realized Losses will be applied in reverse sequential order, beginning with the Class B Certificates and ending with the Class M-1 Certificates. The balance of the Class A Certificates will not be reduced by Realized Losses.

Deferred Principal Amount: The "Deferred Principal Amount" with respect to each Class of Subordinate Certificates and each Distribution Date will be equal to the amount by which (x) the aggregate of applied Realized Losses previously applied in reduction of the Class Principal Balance thereof, together with interest thereon at the applicable Interest Rate, exceeds (y) the aggregate of amounts previously distributed in reimbursement of such Realized Losses, plus accrued interest.

Prepayment Sensitivity Analysis:

Sensitivity Analysis – To Maturity					
Prepayment Assumption	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	5.17	3.89	3.01	2.38	1.91
Principal Window	Oct03 – Jun28	Oct03 – Aug24	Oct03 – Nov20	Oct03 – Jan18	Oct03 – Nov15
Principal # Months	297	251	206	172	146
Class M-1					
Avg. Life (yrs)	9.75	7.42	6.28	5.70	5.27
Principal Window	May08 - Jun28	Feb07 - Aug24	Oct06 - Nov20	Oct06 - Jan18	Nov06 - Nov15
Principal # Months	242	211	170	136	109
Class M-2					
Avg. Life (yrs)	9.75	7.42	6.28	5.70	5.27
Principal Window	May08 - Jun28	Feb07 - Aug24	Oct06 - Nov20	Oct06 - Jan18	Nov06 - Nov15
Principal # Months	242	211	170	136	109
Class M-3					
Avg. Life (yrs)	9.75	7.42	6.28	5.70	5.27
Principal Window	May08 - Jun28	Feb07 - Aug24	Oct06 - Nov20	Oct06 - Jan18	Nov06 - Nov15
Principal # Months	242	211	170	136	109
Class M-4					
Avg. Life (yrs)	9.75	7.42	6.28	5.70	5.27
Principal Window	May08 - Jun28	Feb07 - Aug24	Oct06 - Nov20	Oct06 - Jan18	Nov06 - Nov15
Principal # Months	242	211	170	136	109
Class B					
Avg. Life (yrs)	9.75	7.42	6.28	5.70	5.27
Principal Window	May08 - Jun28	Feb07 - Aug24	Oct06 - Nov20	Oct06 - Jan18	Nov06 - Nov15
Principal # Months	242	211	170	136	109

(1) **100% of the Prepayment Assumption is equal to the Certificate Pricing Prepayment Speed as defined on page 3.**

Prepayment Sensitivity Analysis:

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	4.87	3.63	2.80	2.21	1.79
Principal Window	Oct03 - Jan17	Oct03 – Dec13	Oct03 - Oct11	Oct03 - Mar10	Oct03 - Feb09
Principal # Months	160	123	97	78	65
Class M-1					
Avg. Life (yrs)	9.01	6.78	5.66	5.03	4.57
Principal Window	May08 - Jan17	Feb07 - Dec13	Oct06 - Oct11	Oct06 - Mar10	Nov06 - Feb09
Principal # Months	105	83	61	42	28
Class M-2					
Avg. Life (yrs)	9.01	6.78	5.66	5.03	4.57
Principal Window	May08 - Jan17	Feb07 - Dec13	Oct06 - Oct11	Oct06 - Mar10	Nov06 - Feb09
Principal # Months	105	83	61	42	28
Class M-3					
Avg. Life (yrs)	9.01	6.78	5.66	5.03	4.57
Principal Window	May08 - Jan17	Feb07 - Dec13	Oct06 - Oct11	Oct06 - Mar10	Nov06 - Feb09
Principal # Months	105	83	61	42	28
Class M-4					
Avg. Life (yrs)	9.01	6.78	5.66	5.03	4.57
Principal Window	May08 - Jan17	Feb07 - Dec13	Oct06 - Oct11	Oct06 - Mar10	Nov06 - Feb09
Principal # Months	105	83	61	42	28
Class B					
Avg. Life (yrs)	9.01	6.78	5.66	5.03	4.57
Principal Window	May08 - Jan17	Feb07 - Dec13	Oct06 - Oct11	Oct06 - Mar10	Nov06 - Feb09
Principal # Months	105	83	61	42	28

[1] **100% of the Prepayment Assumption is equal to the Certificate Pricing Prepayment Speed as defined on page 3.**

A-IO Sensitivity Analysis:

A-IO Sensitivity Analysis (1)	
Price (%)(2)	Yield (%)
5.2875	12.64
5.3375	11.63
5.3875	10.63
5.4375	9.66
5.4875	8.70
5.5375	7.75
5.5875	6.82
5.6375	5.91
5.6875	5.01
5.7375	4.13
5.7875	3.26
5.8375	2.40
5.8875	1.56
5.9375	0.73
5.9875	(0.09)
6.0375	(0.90)
6.0875	(1.69)
6.1375	(2.47)
6.1875	(3.24)
6.2375	(4.00)
6.2875	(4.75)
WAL	1.57
Mod Duration	0.94(3)

(1) Assumes prepayments occur at 21% CPR.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 5.7875% plus accrued interest.

Available Funds Cap for the Class A Notes [(1)]*:*

Distribution Period	Funds Cap (%) (1)(2)	Distribution Period	Funds Cap (%) (1)(2)	Distribution Period	Funds Cap (%) (1)(2)
1	6.23%	35	15.78%	69	11.54%
2	4.66%	36	15.78%	70	11.81%
3	5.69%	37	11.36%	71	11.52%
4	6.40%	38	11.10%	72	11.51%
5	7.31%	39	11.36%	73	11.77%
6	8.53%	40	11.11%	74	11.49%
7	9.42%	41	11.21%	75	11.77%
8	10.45%	42	12.06%	76	11.47%
9	11.13%	43	11.31%	77	11.45%
10	12.29%	44	11.58%	78	12.31%
11	13.01%	45	11.32%	79	11.40%
12	13.84%	46	11.59%	80	11.63%
13	14.12%	47	11.43%	81	11.32%
14	13.91%	48	11.43%	82	11.54%
15	14.08%	49	11.71%	83	11.21%
16	13.87%	50	11.44%	84	11.13%
17	13.92%	51	11.71%	85	11.30%
18	14.54%	52	11.44%	86	10.91%
19	14.28%	53	11.46%	87	11.02%
20	14.47%	54	12.03%	88	10.55%
21	14.29%	55	11.47%	89	10.24%
22	14.51%	56	11.76%	90	10.54%
23	14.69%	57	11.51%		
24	14.68%	58	11.78%		
25	14.89%	59	11.54%		
26	14.99%	60	11.52%		
27	15.22%	61	11.79%		
28	15.02%	62	11.53%		
29	15.10%	63	11.82%		
30	15.93%	64	11.54%		
31	15.57%	65	11.54%		
32	15.83%	66	12.42%		
33	15.60%	67	11.54%		
34	15.87%	68	11.82%		

(1) Assumes no losses, 10% cleanup call, 21% CPR, 1 month LIBOR ramp from 1.12% to 15% by month 12 and other indices jump to 15% by month 12, and [10/30/07] settlement date.

(2) Available Funds Cap means a per annum rate equal to 12 times the quotient of (x) the total scheduled interest due based on the net Mortgage Rates in effect on the related Due Date, divided by (y) the aggregate Certificate Principal Balance as of the first day of the applicable Accrual Period multiplied by 30 and divided by the actual number of days in the related Accrual Period.

Per Annum Excess Interest [(1)]:

Distribution Period [(3)]	Available Excess Interest (%) (%) [(1)(2)]
1	3.26%
2	2.22%
3	2.30%
4	2.15%
5	2.05%
6	2.20%
7	2.22%
8	2.30%
9	2.15%
10	2.35%
11	2.18%
12	2.16%
13	2.34%
14	2.21%
15	2.29%
16	2.16%
17	2.14%
18	2.42%
19	2.39%
20	2.48%
21	2.34%
22	2.41%
23	2.64%
24	2.63%
25	2.73%
26	2.97%
27	3.07%
28	2.95%
29	2.94%
30	3.32%
31	3.32%
32	3.42%
33	3.31%
34	3.42%

Distribution Period	Available Excess Interest (%) (%) [(1)(2)]
35	3.23%
36	3.23%
37	3.34%
38	3.19%
39	3.30%
40	3.19%
41	3.19%
42	3.52%
43	3.19%
44	3.30%
45	3.18%
46	3.29%
47	3.15%
48	3.15%
49	4.63%
50	4.56%
51	4.63%
52	4.56%
53	4.56%
54	4.69%
55	4.56%
56	4.61%
57	4.53%
58	4.60%
59	4.53%
60	4.47%
61	4.54%
62	4.47%
63	4.51%
64	4.45%
65	4.45%
66	4.63%
67	4.44%
68	4.50%

Distribution Period	Available Excess Interest (%) (%) [(1)(2)]
69	4.44%
70	4.50%
71	4.44%
72	4.44%
73	4.51%
74	4.44%
75	4.51%
76	4.44%
77	4.45%
78	4.64%
79	4.45%
80	4.52%
81	4.45%
82	4.52%
83	4.45%
84	4.46%
85	4.52%
86	4.46%
87	4.53%
88	4.46%
89	4.46%
90	4.66%

(1) Assumes no losses, 10% cleanup call, 21% CPR and [10/07/03] settlement date.

(2) Excess Interest is equal to (A) the product of (1) interest remaining after payment of Current Interest on Classes F, A, A-IO, IO, M-1, M-2, M-3, M-4, and B and (2) 12, divided by (B) the principal balance of Classes A, M-1, M-2, M-3, M-4, and B.

(3) Available Excess Interest will be equal to 50% of Excess Interest for the first 12 Distribution Dates. 100% of Excess Interest will be applied to losses and Basis Risk Shortfalls for all Distribution Dates.

Computational Materials – External Use

Aggregate Outstanding Principal Balance	$416,495,988		
Aggregate Original Principal Balance	$507,917,274		
Number of Mortgage Loans	3,999		
	Minimum	**Maximum**	**Average (1)**
Original Principal Balance	$7,000	$2,568,000	$127,011
Outstanding Principal Balance	$2,300	$2,086,801	$104,150
	Minimum	**Maximum**	**Weighted Average (2)**
Original Term (mos)	28	480	301
Stated remaining Term (mos)	1	423	236
Loan Age (mos)	0	349	65
Current Interest Rate	0.00%	18.55%	7.49%
Periodic Rate Cap(3)	0.25%	7.50%	1.65%
Gross Margin	(1.10)%	15.17%	3.08%
Maximum Mortgage Rate(3)	5.00%	29.25%	13.51%
Minimum Mortgage Rate(3)	0.20%	15.64%	4.27%
Months to Roll	1	186	29
Current Loan-to-Value	0.00%	124.03%	67.04%
Credit Score(3)	411	839	667
	Earliest	**Latest**	
Maturity Date	10/12/03	12/01/38	

Lien Position	**Percent of Mortgage Pool**
1st Lien	100.00%
Loan Type	
Fixed Rate	60.17%
ARM	39.83
Occupancy	
Primary	81.91%
Investment	16.39
Second Home	1.70
Property Type	
Single Family	69.67%
PUD	6.44
Commercial	6.14
Condo	5.59
2 to 4 Family	5.03
Multi-Family (5+)	2.97
Other (4)	2.37
Mixed Use	1.09
Co-op	0.70

Year of Origination	**Percent of Mortgage Pool**
1984 and prior	2.88%
1985	0.76
1986	0.96
1987	2.99
1988	3.44
1989	2.91
1990	2.21
1991	1.18
1992	0.99
1993	9.78
1994	2.63
1995	1.19
1996	2.34
1997	4.24
1998	6.21
1999	7.75
2000	5.20
2001	7.37
2002	16.41
2003	18.55

Loan Purpose	
Purchase	48.22%
Rate/Term Refinance	28.02
Cashout Refinance	23.73
Unknown	0.02

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) Minimum and Weighting only for loans with values.

(4) Includes improved land, unimproved land, land with mobile home, manufactured housing, mobile home as real-estate, and townhouse.

The Mortgage Loans, for the purposes of the tables below, have been segregated into three categories: Alt-A. Insured, and Subprime.

A/Alt-A:	Current Mortgage Loans that are insured and uninsured with FICO Scores of 640 or greater. Loans that fall within the A/Alt-A bucket have been a maximum of two-times 30 days late over the prior 12 months and have not been 60 days past due over the prior 12 months, as of the Statistical Calculation Date.
Insured:	The insured loan category is comprised of insured first lien Mortgage Loans that do not fall within the definition of A/Alt A category (as defined above).
Subprime:	The subprime loan category is comprised of uninsured Mortgage Loans that do not fall within the definition of A/Alt A or the Insured loan categories (as defined above).

Category	A/Alt A	Insured	Subprime	Total
Percent of Total	52.65%	9.41%	37.94%	100.00%
Fixed	51.12%	84.70%	66.63%	60.17%
ARM	48.88%	15.30%	33.37%	39.83%
Current Balance	$219,285,835	$39,199,478	$158,010,675	$416,495,988
Loan Count	1,625	497	1,877	3,999
Average Balance	$134,945	$78,872	$84,183	$104,150
%=>$200,000	63.02%	14.32%	32.34%	46.80%
%=>$500,000	23.21%	1.60%	10.13%	16.21%
Gross WAC (non-zero)	6.70%	7.44%	8.61%	7.49%
WAM (mos)	233	282	227	236
WA Age (mos)	67	62	64	65
WA Orig. Term (mos)	301	344	291	301
Balloon	4.50%	1.47%	6.48%	4.97%
Fully Amortizing	95.50%	98.53%	93.52%	95.03%
First Lien	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero)	726	591	596	667
% below 640	0.00%	79.96%	74.82%	35.91%
WA Current LTV	62.41%	87.44%	68.46	67.06%
WA Margin (1)	2.66%	2.75%	3.98%	3.08%
WA Lifetime Cap (non-zero) (1)	13.01%	11.48%	14.79%	13.51%
WA Next Rate Adj.(mos) (1)	39	8	12	29
Property Type				
Single-Family Dwelling	68.01%	75.27%	70.59%	69.67%
2-4 Family Dwelling	5.56%	5.55%	4.16%	5.03%
Condo	7.06%	3.98%	3.95%	5.59%
PUD	7.66%	12.17%	3.33%	6.44%
Small Balance Commercial	4.69%	0.76%	9.50%	6.14%
Multi-Family	3.03%	0.00%	3.61%	2.97%
Mixed Use	0.84%	0.00%	1.71%	1.09%
Co-op	0.94%	0.00%	0.54%	0.70%
Other	2.22%	2.28%	2.60%	2.37%
Occupancy Status				
Owner Occupied	80.14%	93.37%	81.51%	81.91%
Investor Property	17.40%	6.45%	17.45%	16.39%
Second Home	2.45%	0.17%	1.04%	1.70%
Loan Purpose				
Purchase Money	45.00%	75.52%	45.93%	48.22%
Cash Out/Refinance	26.63%	7.14%	23.84%	23.73%
Rate Term/Refinance	28.37%	17.34%	30.18%	28.02%
Unknown	0.00%	0.00%	0.05%	0.02%
Insurance				
FHA/VA	0.00%	63.96%	0.00%	6.02%
Conventional MI	4.48%	36.04%	0.00%	5.75%
Lender-paid MI	0.00%	0.00%	0.00%	0.00%
Non-MI	95.52%	0.00%	100.00%	88.23%
States > 5% of Total				
California	33.84%	8.62%	18.99%	25.83%
Texas	7.35%	11.68%	17.62%	11.65%
New York	10.83%	3.04%	6.93%	8.62%
Florida	5.93%	12.96%	10.83%	8.45%
Other	42.05%	63.70%	45.63%	45.45%
Delinquency Status				
Current	100.00%	88.98%	83.06%	92.54%
30-59 days	0.00%	11.02%	16.94%	7.46%
60+ days	0.00%	0.00%	0.00%	0.00%

(1) for adjustable rate loans only

Index (1)	A/Alt A	Insured	Subprime	Total
6 MO LIBOR	47.17%	1.23%	32.98%	41.00%
1 YR CMT	24.02%	98.33%	24.25%	26.78%
PRIME	7.35%	0.00%	24.33%	12.48%
COFI	8.75%	0.00%	10.00%	8.83%
1 MO LIBOR	3.66%	0.00%	3.27%	3.40%
3 YR CMT	2.78%	0.44%	2.71%	2.67%
5 YR CMT	3.32%	0.00%	0.47%	2.29%
1 YR LIBOR	1.83%	0.00%	1.09%	1.53%
Other	1.12%	0.00%	0.90%	1.01%

(1) for adjustable rate loans only

Original Principal Balances of the Mortgage Loans

Original Principal Balances ($)	Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
0.00 - 49,999.99	1,221	$31,756,756.26	7.62%	9.222%	$26,008.81	612.3	69.3%
50,000.00 - 99,999.99	1,378	81,131,322.47	19.48	8.439	58,876.14	620.2	76.1
100,000.00 - 149,999.99	525	53,706,596.47	12.89	7.625	102,298.28	632.3	73.4
150,000.00 - 199,999.99	227	33,032,210.26	7.93	7.207	145,516.34	649.1	69.7
200,000.00 - 249,999.99	129	22,752,101.27	5.46	6.883	176,372.88	678.1	67.8
250,000.00 - 299,999.99	87	19,883,745.81	4.77	7.022	228,548.80	691.1	67.2
300,000.00 - 349,999.99	102	26,927,124.28	6.47	6.993	263,991.41	708.5	63.0
350,000.00 - 399,999.99	94	27,553,570.52	6.62	7.024	293,123.09	705.7	59.8
400,000.00 - 449,999.99	66	21,656,978.04	5.20	6.921	328,136.03	707.5	60.5
450,000.00 - 499,999.99	33	12,084,054.78	2.90	6.948	366,183.48	705.0	63.4
500,000.00 - 549,999.99	36	14,667,287.79	3.52	6.592	407,424.66	725.4	62.6
550,000.00 - 599,999.99	19	9,009,943.91	2.16	7.314	474,207.57	701.1	53.0
600,000.00 - 649,999.99	19	9,753,654.18	2.34	7.367	513,350.22	679.1	60.7
650,000.00 - 699,999.99	13	7,446,330.81	1.79	6.266	572,794.68	703.2	62.8
700,000.00 - 749,999.99	1	648,685.46	0.16	4.375	648,685.46	710.0	63.3
750,000.00 - 799,999.99	6	4,074,323.54	0.98	7.059	679,053.92	694.4	64.9
800,000.00 - 849,999.99	10	7,599,230.68	1.82	6.126	759,923.07	710.5	61.8
850,000.00 - 899,999.99	3	1,431,818.15	0.34	6.241	477,272.72	705.7	39.4
900,000.00 - 949,999.99	4	2,671,979.84	0.64	6.505	667,994.96	706.4	47.9
950,000.00 - 999,999.99	5	3,551,572.83	0.85	7.077	710,314.57	721.0	51.4
1,000,000.00 - 1,049,999.99	1	948,665.37	0.23	6.500	948,665.37	782.0	49.9
1,050,000.00 - 1,099,999.99	3	2,949,338.30	0.71	8.292	983,112.77	690.5	70.3
1,100,000.00 - 1,149,999.99	2	1,645,730.15	0.40	6.541	822,865.08	711.0	57.5
1,150,000.00 - 1,199,999.99	1	1,097,509.20	0.26	11.990	1,097,509.20	606.0	64.6
1,200,000.00 - 1,249,999.99	2	2,251,749.52	0.54	7.177	1,125,874.76	696.5	38.2
1,250,000.00 - 1,299,999.99	1	871,656.21	0.21	6.000	871,656.21	805.0	57.8
1,300,000.00 - 1,349,999.99	1	935,187.50	0.22	5.750	935,187.50	N/A	62.3
1,350,000.00 - 1,399,999.99	1	1,347,611.27	0.32	6.625	1,347,611.27	703.0	55.0
1,450,000.00 - 1,499,999.99	2	2,884,473.60	0.69	6.796	1,442,236.80	750.1	67.3
1,500,000.00 - 1,549,999.99	1	1,492,635.66	0.36	6.125	1,492,635.66	758.0	43.9
1,600,000.00 - 1,649,999.99	1	1,535,231.50	0.37	8.750	1,535,231.50	728.0	63.8
1,650,000.00 - 1,699,999.99	2	1,731,072.41	0.42	3.039	865,536.21	777.0	40.4
2,000,000.00 >=	3	5,465,840.31	1.31	6.439	1,821,946.77	703.7	54.9
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the average Original Principal Balance of the Mortgage Loans is approximately $127,011.

Principal Balances of the Mortgage Loans as of the Cut-off Date

Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
0.00 - 49,999.99	1,640	$46,211,967.39	11.10%	8.589%	$28,178.03	630.7	62.9%
50,000.00 - 99,999.99	1,213	84,641,135.66	20.32	8.313	69,778.35	626.0	75.0
100,000.00 - 149,999.99	436	53,128,445.83	12.76	7.476	121,854.23	631.5	73.3
150,000.00 - 199,999.99	218	37,602,176.72	9.03	7.084	172,487.05	675.4	65.6
200,000.00 - 249,999.99	109	24,558,614.96	5.90	7.194	225,308.39	686.4	63.9
250,000.00 - 299,999.99	92	25,420,362.05	6.10	7.024	276,308.28	698.5	64.2
300,000.00 - 349,999.99	73	23,680,490.12	5.69	7.102	324,390.28	713.1	66.1
350,000.00 - 399,999.99	66	24,740,745.89	5.94	6.961	374,859.79	704.3	63.9
400,000.00 - 449,999.99	37	15,794,183.18	3.79	6.845	426,869.82	697.7	65.3
450,000.00 - 499,999.99	28	13,193,205.86	3.17	7.404	471,185.92	689.2	62.6
500,000.00 - 549,999.99	20	10,292,547.50	2.47	7.075	514,627.38	707.5	65.2
550,000.00 - 599,999.99	9	5,153,735.34	1.24	6.895	572,637.26	685.8	52.1
600,000.00 - 649,999.99	19	12,040,620.28	2.89	6.169	633,716.86	698.3	67.4
650,000.00 - 699,999.99	3	1,996,012.10	0.48	6.610	665,337.37	689.8	50.4
750,000.00 - 799,999.99	7	5,479,470.70	1.32	6.372	782,781.53	705.5	63.2
800,000.00 - 849,999.99	6	4,940,648.90	1.19	6.660	823,441.48	681.6	69.3
850,000.00 - 899,999.99	4	3,461,755.70	0.83	7.529	865,438.93	702.7	58.8
900,000.00 - 949,999.99	3	2,783,852.87	0.67	6.006	927,950.96	753.8	52.5
950,000.00 - 999,999.99	1	960,000.00	0.23	5.500	960,000.00	775.0	76.8
1,050,000.00 - 1,099,999.99	5	5,360,224.96	1.29	7.959	1,072,044.99	691.1	57.0
1,100,000.00 - 1,149,999.99	1	1,130,000.00	0.27	5.875	1,130,000.00	711.0	53.8
1,200,000.00 - 1,249,999.99	1	1,200,000.00	0.29	6.500	1,200,000.00	683.0	46.2
1,300,000.00 - 1,349,999.99	1	1,347,611.27	0.32	6.625	1,347,611.27	703.0	55.0
1,350,000.00 - 1,399,999.99	1	1,389,473.60	0.33	7.250	1,389,473.60	789.0	71.3
1,450,000.00 - 1,499,999.99	3	4,448,832.26	1.07	5.511	1,482,944.09	737.3	46.0
1,500,000.00 - 1,549,999.99	1	1,535,231.50	0.37	8.750	1,535,231.50	728.0	63.8
1,900,000.00 - 1,949,999.99	1	1,917,842.23	0.46	6.980	1,917,842.23	676.0	68.5
2,000,000.00 >=	1	2,086,801.48	0.50	7.650	2,086,801.48	N/A	59.6
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the average Principal Balance of the Mortgage Loans is approximately $104,150.

Mortgage Rates of the Mortgage Loans as of the Cut-off Date

Mortgage Rates(%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
<= 1.99	8	$210,856.43	0.05%	1.417%	$26,357.05	711.9	66.8%
2.00 - 2.99	9	673,768.00	0.16	2.506	74,863.11	739.7	58.2
3.00 - 3.99	102	7,523,058.93	1.81	3.450	73,755.48	731.0	54.4
4.00 - 4.99	407	39,955,307.09	9.59	4.503	98,170.29	715.7	58.1
5.00 - 5.99	325	50,315,684.97	12.08	5.535	154,817.49	705.9	64.6
6.00 - 6.99	465	80,569,701.52	19.34	6.478	173,268.18	706.8	64.7
7.00 - 7.99	537	79,489,035.56	19.09	7.444	148,024.27	679.0	64.5
8.00 - 8.99	728	66,959,705.89	16.08	8.407	91,977.62	633.2	71.5
9.00 - 9.99	516	37,126,577.54	8.91	9.409	71,950.73	606.7	72.5
10.00 - 10.99	382	26,006,038.31	6.24	10.443	68,078.63	594.0	76.3
11.00 - 11.99	226	12,135,930.75	2.91	11.415	53,698.81	576.9	76.5
12.00 - 12.99	217	11,767,508.16	2.83	12.225	54,228.15	587.9	79.2
13.00 - 13.99	43	2,126,236.24	0.51	13.534	49,447.35	577.7	57.5
14.00 - 14.99	17	1,116,998.62	0.27	14.304	65,705.80	576.2	63.5
15.00 - 15.99	9	315,949.50	0.08	15.555	35,105.50	543.1	62.6
16.00 - 16.99	4	112,920.92	0.03	16.703	28,230.23	587.7	78.9
17.00 - 17.99	2	61,870.14	0.01	17.072	30,935.07	582.6	34.8
18.00 - 18.99	2	28,839.78	0.01	18.349	14,419.89	516.9	68.9
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans is approximately 7.49% per annum.

Original Loan-to-Value Ratios of the Mortgage Loans

Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Not Available	62	$6,070,157.49	1.46%	7.090%	$97,905.77	622.9	73.1%
0.01 - 30.00	83	7,996,333.97	1.92	6.571	96,341.37	712.6	22.0
30.01 - 40.00	71	7,620,740.46	1.83	7.553	107,334.37	690.9	31.0
40.01 - 50.00	153	24,184,076.83	5.81	7.201	158,065.86	689.9	42.4
50.01 - 60.00	212	33,710,914.70	8.09	7.804	159,013.75	675.9	51.5
60.01 - 70.00	425	63,276,122.82	15.19	7.474	148,884.99	689.1	58.1
70.01 - 80.00	1,015	129,623,123.12	31.12	7.052	127,707.51	688.0	68.1
80.01 - 90.00	710	56,629,147.34	13.60	8.263	79,759.36	634.6	78.4
90.01 - 95.00	389	28,289,229.90	6.79	8.021	72,722.96	623.9	84.8
95.01 - 100.00	717	45,294,991.58	10.88	7.801	63,172.93	622.9	85.4
100.01 - 105.00	99	7,117,562.45	1.71	7.642	71,894.57	619.8	80.2
105.01 - 110.00	14	911,860.14	0.22	7.281	65,132.87	606.3	90.4
110.01 - 115.00	6	841,119.38	0.20	5.501	140,186.56	628.3	77.1
115.01 - 120.00	4	423,406.40	0.10	8.669	105,851.60	615.0	55.6
120.01 - 125.00	4	269,888.33	0.06	6.998	67,472.08	629.2	104.6
125.01 - 130.00	6	770,177.32	0.18	7.308	128,362.89	785.8	80.3
130.01 - 140.00	13	1,697,054.09	0.41	4.508	130,542.62	653.8	78.6
140.01 - 150.00	3	710,903.22	0.17	7.261	236,967.74	627.3	65.4
150.01 - 200.00	11	637,442.79	0.15	5.339	57,949.34	610.0	78.6
200.01 - 250.00	2	421,736.02	0.10	4.377	210,868.01	684.8	85.3
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

The minimum and maximum Original Loan-to-Value Ratios of the Mortgage Loans with Original Loan-to-Value Ratios are approximately 1.23% and 217.39%, respectively, and the weighted average Original Loan-to-Value Ratio of the Mortgage Loans with Original Loan-to-Value Ratios is approximately 76.39%.

Current Loan-to-Value Ratios of the Mortgage Loans

Current Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Not Available	1	$116,631.66	0.03%	4.500%	$116,631.66	711.0	0.0%
0.01 - 30.00	458	24,923,187.67	5.98	6.838	54,417.44	720.9	21.9
30.01 - 40.00	251	21,701,501.36	5.21	6.461	86,460.16	704.9	35.0
40.01 - 50.00	336	33,862,095.38	8.13	6.760	100,780.05	700.0	45.6
50.01 - 60.00	508	64,276,592.85	15.43	7.403	126,528.73	678.4	56.0
60.01 - 70.00	542	75,920,657.39	18.23	7.460	140,075.01	676.3	64.9
70.01 - 80.00	636	90,928,813.55	21.83	7.229	142,969.83	681.8	75.8
80.01 - 90.00	593	48,771,810.89	11.71	8.428	82,245.89	613.5	86.0
90.01 - 95.00	315	26,290,292.25	6.31	8.460	83,461.25	600.6	92.8
95.01 - 100.00	208	18,577,106.38	4.46	8.089	89,313.01	622.7	97.7
100.01 - 105.00	62	4,181,415.59	1.00	8.941	67,442.19	568.7	102.4
105.01 - 110.00	46	3,813,571.30	0.92	8.163	82,903.72	601.2	107.2
110.01 - 115.00	13	963,713.85	0.23	9.477	74,131.83	560.9	111.7
115.01 - 120.00	21	1,631,774.79	0.39	8.851	77,703.56	582.0	117.8
120.01 - 125.00	9	536,823.44	0.13	9.410	59,647.05	546.8	122.3
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the weighted average Current Loan-to-Value Ratio of the Mortgage Loans with Current Loan-to-Value Ratios is approximately 67.06%.

Delinquency Status of the Mortgage Loans

Delinquency Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
0 to 29	3,691	$385,407,540.37	92.54%	7.468%	$104,418.19	668.7	67.2%
30 to 59	308	31,088,447.98	7.46	7.788	100,936.52	643.3	65.2
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Number of 30-Day Delinquencies of the Mortgage Loans in the Past 12 Months

30-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
0	2,582	$297,879,134.88	71.52%	7.266%	$115,367.60	691.2	65.0%
1	327	34,357,123.79	8.25	7.104	105,067.66	662.0	68.7
2	203	18,314,532.71	4.40	7.729	90,219.37	622.2	70.9
3	151	12,295,662.37	2.95	7.741	81,428.23	607.4	73.2
4	105	6,802,038.26	1.63	9.082	64,781.32	579.4	75.0
5	115	7,854,615.44	1.89	8.940	68,301.00	562.4	74.6
6	98	7,229,978.54	1.74	8.921	73,775.29	550.7	76.4
7	109	11,155,537.02	2.68	8.417	102,344.38	571.8	67.2
8	97	6,496,380.26	1.56	9.056	66,972.99	550.4	83.0
9	79	4,771,877.50	1.15	9.009	60,403.51	540.9	79.8
10	57	3,987,974.26	0.96	9.090	69,964.46	558.3	74.1
11	46	3,078,413.47	0.74	8.857	66,922.03	556.6	78.6
12	30	2,272,719.85	0.55	8.633	75,757.33	561.9	70.9
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Number of 60-Day Delinquencies of the Mortgage Loans in the Past 12 Months

60-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
0	3,376	$366,598,856.58	88.02%	7.347%	$108,589.71	679.9	66.1%
1	164	13,386,802.45	3.21	8.408	81,626.84	585.3	73.2
2	114	8,723,850.13	2.09	8.505	76,525.00	566.4	72.9
3	91	7,465,466.83	1.79	8.507	82,038.10	575.2	71.7
4	69	4,363,387.27	1.05	8.665	63,237.50	553.3	78.0
5	54	4,674,732.89	1.12	8.815	86,569.13	551.0	72.2
6	36	4,293,220.35	1.03	8.142	119,256.12	552.7	69.4
7	32	2,283,389.42	0.55	9.351	71,355.92	551.8	84.9
8	26	2,254,376.34	0.54	8.964	86,706.78	540.3	74.4
9	19	1,116,062.32	0.27	8.927	58,740.12	559.1	72.9
10	10	825,638.79	0.20	8.546	82,563.88	573.7	84.1
11	4	327,813.43	0.08	8.209	81,953.36	590.8	91.9
12	4	182,391.55	0.04	7.787	45,597.89	559.4	67.1
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Number of 90-Day Delinquencies of the Mortgage Loans in the Past 12 Months

90-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
0	3,670	$389,275,640.38	93.46%	7.426%	$106,069.66	673.4	66.6%
1	113	9,010,437.70	2.16	7.940	79,738.39	570.2	70.6
2	56	4,684,393.63	1.12	8.697	83,649.89	566.6	77.4
3	48	4,812,768.57	1.16	8.186	100,266.01	549.6	64.8
4	39	3,486,998.44	0.84	8.626	89,410.22	566.8	74.7
5	14	999,797.44	0.24	9.672	71,414.10	556.1	91.3
6	19	1,462,198.18	0.35	9.384	76,957.80	546.0	84.7
7	18	1,216,562.24	0.29	9.340	67,586.79	564.1	78.2
8	11	559,324.18	0.13	9.474	50,847.65	538.4	73.7
9	6	620,257.82	0.15	8.025	103,376.30	588.2	92.7
10	2	207,176.25	0.05	6.713	103,588.13	617.7	94.2
12	3	160,433.52	0.04	8.220	53,477.84	557.8	70.5
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Original Terms to Maturity of the Mortgage Loans

Original Terms to Maturity (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
<= 59	10	$1,703,519.26	0.41%	5.891%	$170,351.93	745.7	63.1%
60 - 119	138	11,445,204.98	2.75	7.692	82,936.27	674.2	74.4
120 - 179	166	13,782,697.16	3.31	8.494	83,028.30	676.7	63.1
180 - 239	694	78,738,637.83	18.91	7.760	113,456.25	686.0	56.2
240 - 299	329	27,531,259.30	6.61	8.366	83,681.64	645.0	63.4
300 - 359	223	15,729,224.41	3.78	6.682	70,534.64	672.2	60.2
360 - 360	2,367	261,720,154.16	62.84	7.270	110,570.41	662.4	70.7
361 - 419	70	5,755,066.91	1.38	9.674	82,215.24	634.1	84.1
480 >=	2	90,224.34	0.02	8.596	45,112.17	594.9	75.8
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the weighted average original term to maturity of the Mortgage Loans is approximately 301 months.

Remaining Terms to Maturity of the Mortgage Loans as of the Cut-off Date

Remaining Terms to Maturity (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
<= 59	415	$26,374,365.87	6.33%	7.431%	$63,552.69	708.9	46.1%
60 - 119	531	32,503,942.96	7.80	7.608	61,212.70	699.0	54.8
120 - 179	940	89,542,925.49	21.50	7.361	95,258.43	676.2	60.7
180 - 239	493	65,330,033.11	15.69	7.630	132,515.28	674.3	61.4
240 - 299	487	45,192,911.54	10.85	7.627	92,798.59	612.6	73.1
300 - 359	1,123	157,090,380.52	37.72	7.452	139,884.58	660.9	77.3
360 - 419	9	421,867.44	0.10	9.396	46,874.16	630.2	92.1
420 - 479	1	39,561.42	0.01	10.000	39,561.42	582.0	96.5
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the weighted average remaining term to maturity of the Mortgage Loans is approximately 236 months.

Seasoning of the Mortgage Loans as of the Cut-off Date

Seasoning (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
<= 59	1,905	$249,650,981.73	59.94%	7.707%	$131,050.38	663.0	73.3%
60 - 119	757	63,679,430.77	15.29	7.720	84,120.78	626.3	68.9
120 - 179	563	67,050,207.71	16.10	7.083	119,094.51	704.4	51.0
180 - 239	543	29,945,504.92	7.19	6.161	55,148.26	692.8	52.4
240 - 299	164	4,842,530.62	1.16	7.200	29,527.63	703.3	42.6
300 - 359	67	1,327,332.60	0.32	7.845	19,810.93	712.5	45.7
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the weighted average seasoning of the Mortgage Loans is approximately 65 months.

Geographic Distribution of the Mortgaged Properties

Geographic Location	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
California	559	$107,599,182.84	25.83%	6.841%	$192,485.12	696.4	59.2%
Texas	765	48,525,314.17	11.65	8.890	63,431.78	637.5	77.0
New York	255	35,892,550.36	8.62	7.508	140,755.10	681.0	65.9
Florida	405	35,193,937.78	8.45	8.156	86,898.61	639.2	70.1
New Jersey	171	18,058,575.16	4.34	7.609	105,605.70	664.2	63.8
Connecticut	49	14,038,083.35	3.37	6.692	286,491.50	690.1	62.8
Georgia	169	12,684,360.59	3.05	7.100	75,055.39	652.9	71.9
Massachusetts	94	11,521,090.69	2.77	7.286	122,564.79	687.9	59.6
Pennsylvania	151	10,967,018.76	2.63	7.540	72,629.26	627.5	67.7
Virginia	75	10,321,881.77	2.48	7.124	137,625.09	684.2	67.3
Michigan	91	10,131,526.38	2.43	8.509	111,335.45	638.6	65.4
Maryland	78	10,028,469.95	2.41	6.767	128,570.13	665.4	76.6
Colorado	55	8,867,071.06	2.13	6.350	161,219.47	699.7	67.3
North Carolina	91	8,262,540.81	1.98	7.734	90,797.15	637.6	75.2
Illinois	85	7,911,328.33	1.90	7.181	93,074.45	658.8	75.9
Ohio	80	7,262,701.77	1.74	7.634	90,783.77	655.6	75.2
Arizona	56	5,591,061.06	1.34	7.708	99,840.38	648.4	72.1
Louisiana	121	5,474,908.02	1.31	6.716	45,247.17	656.9	58.2
South Carolina	46	4,208,189.68	1.01	8.013	91,482.38	665.3	66.4
Tennessee	71	3,968,891.70	0.95	8.197	55,899.88	627.1	76.3
Alabama	50	3,617,557.79	0.87	7.810	72,351.16	642.0	79.3
Nevada	22	2,993,713.37	0.72	7.156	136,077.88	649.8	78.3
Indiana	49	2,762,882.33	0.66	8.046	56,385.35	644.7	69.7
Minnesota	21	2,415,358.68	0.58	7.386	115,017.08	682.4	69.5
Washington	28	2,201,271.43	0.53	7.491	78,616.84	621.5	74.0
New Mexico	17	1,994,024.74	0.48	7.913	117,295.57	650.5	67.7
Arkansas	46	1,957,563.08	0.47	8.504	42,555.72	610.8	78.7
Hawaii	10	1,931,675.50	0.46	8.733	193,167.55	617.5	60.8
Oregon	17	1,698,203.83	0.41	7.091	99,894.34	697.4	72.9
New Hampshire	18	1,623,419.66	0.39	7.463	90,189.98	684.5	60.5
Missouri	26	1,613,203.73	0.39	7.376	62,046.30	686.0	70.3
Delaware	13	1,588,841.97	0.38	6.844	122,218.61	634.1	75.4
Oklahoma	33	1,571,868.53	0.38	7.010	47,632.38	685.7	56.6
Kentucky	30	1,521,344.20	0.37	7.082	50,711.47	624.1	65.3
Wisconsin	18	1,443,454.12	0.35	8.188	80,191.90	639.4	79.0
District of Columbia	14	1,362,594.85	0.33	8.154	97,328.20	605.7	69.6
Rhode Island	11	978,409.98	0.23	8.197	88,946.36	651.8	58.3
Maine	11	868,339.49	0.21	7.315	78,939.95	689.7	63.7
Utah	13	865,769.81	0.21	7.330	66,597.68	572.3	74.3
Mississippi	20	809,073.02	0.19	8.051	40,453.65	580.0	68.3
Idaho	9	671,748.49	0.16	7.684	74,638.72	625.1	84.6
Kansas	10	561,588.45	0.13	7.257	56,158.85	655.4	80.0
Nebraska	10	552,107.62	0.13	5.397	55,210.76	682.8	60.2
North Dakota	3	519,097.58	0.12	5.748	173,032.53	740.7	56.1
Alaska	6	396,339.16	0.10	7.073	66,056.53	706.7	61.5
Iowa	9	358,127.22	0.09	6.694	39,791.91	623.6	67.0
Montana	5	349,376.29	0.08	5.678	69,875.26	699.0	54.2
West Virginia	4	265,564.19	0.06	7.278	66,391.05	581.9	87.1
Vermont	3	253,459.36	0.06	8.529	84,486.45	608.4	76.6
South Dakota	3	177,624.84	0.04	5.890	59,208.28	610.7	82.9
Wyoming	3	63,700.81	0.02	6.872	21,233.60	779.8	60.6
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

No more than approximately 0.54% of the Mortgage Loans are secured by Mortgaged Properties location in any one zip code area.

Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Purchase	2,414	$200,854,217.93	48.22%	7.710%	$83,203.90	656.2	73.2%
Rate/Term Refinance	958	116,700,323.14	28.02	7.030	121,816.62	677.8	62.0
Cash Out Refinance	626	98,855,171.93	23.73	7.595	157,915.61	675.3	60.4
Unknown	1	86,275.35	0.02	8.000	86,275.35	537.0	70.7
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Amortization Types of the Mortgage Loans

Amortization Types	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Fully Amortizing	3,806	$395,801,029.06	95.03%	7.444%	$103,993.96	667.2	66.6%
Balloon	193	20,694,959.29	4.97	8.418	107,227.77	658.6	74.9
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Adjustment Type of the Mortgage Loans

Adjustment Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Fixed	2,647	$250,589,686.63	60.17%	8.076%	$94,669.32	653.0	70.0%
Adjustable	1,352	165,906,301.72	39.83	6.611	122,711.76	687.6	62.6
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Loan Type of the Mortgage Loans

Loan Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Conventional Uninsured	3,186	$354,090,764.31	85.02%	7.425%	$111,139.60	676.7	63.4%
Conventional with Primary MI	224	23,956,205.58	5.75	7.235	106,947.35	634.8	87.1
FHA Insured	270	19,819,891.96	4.76	7.226	73,407.01	596.8	88.5
Contract for Deed	180	8,288,759.18	1.99	11.318	46,048.66	594.5	88.7
VA Insured	86	5,253,927.44	1.26	7.917	61,092.18	585.1	85.2
FHA Uninsured	46	4,527,672.21	1.09	7.958	98,427.66	603.1	88.8
VA Uninsured	7	558,767.67	0.13	6.177	79,823.95	724.7	93.8
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Credit Scores of the Mortgage Loans

Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
No Score	167	$16,154,587.23	3.88%	7.588%	$96,734.06	N/A	62.8%
411 - 459	11	669,929.21	0.16	9.885	60,902.66	438.8	96.6
460 - 479	16	783,018.97	0.19	8.683	48,938.69	469.7	70.3
480 - 499	50	3,207,733.94	0.77	9.011	64,154.68	490.9	83.1
500 - 519	313	21,902,809.67	5.26	9.012	69,977.03	509.8	78.2
520 - 539	275	17,778,951.69	4.27	8.903	64,650.73	528.7	77.3
540 - 559	238	16,701,443.32	4.01	9.244	70,174.13	549.0	72.7
560 - 579	246	16,602,757.74	3.99	8.793	67,490.89	569.6	75.4
580 - 599	262	20,749,277.43	4.98	8.884	79,195.72	590.1	74.5
600 - 619	287	28,235,651.56	6.78	8.759	98,382.06	610.1	71.6
620 - 639	244	22,943,047.09	5.51	7.800	94,028.88	629.9	71.7
640 - 659	242	23,267,335.47	5.59	7.864	96,146.01	649.9	73.8
660 - 679	211	25,592,676.03	6.14	7.402	121,292.30	670.0	69.1
680 - 699	253	36,523,313.64	8.77	6.994	144,360.92	688.9	66.4
700 - 719	245	40,771,224.13	9.79	6.687	166,413.16	709.7	62.4
720 - 739	209	29,191,874.60	7.01	6.587	139,674.04	728.0	66.9
740 - 759	190	29,515,601.80	7.09	6.399	155,345.27	748.7	57.3
760 - 779	196	28,270,914.90	6.79	6.269	144,239.36	769.9	57.0
780 - 799	177	21,501,163.44	5.16	6.254	121,475.50	789.6	55.0
800 - 819	123	12,048,057.25	2.89	5.929	97,951.68	808.7	57.2
820 - 839	44	4,084,619.24	0.98	5.878	92,832.26	828.6	45.5
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the weighted average credit score of the Mortgage Loans with credit scores is approximately 667.

Mortgaged Property Type of the Mortgage Loans

Mortgaged Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Single Family	3,047	$290,178,712.90	69.67%	7.487%	$95,234.23	664.4	67.2%
PUD	134	26,824,473.87	6.44	6.441	200,182.64	682.4	71.9
Commercial	113	25,591,275.44	6.14	8.336	226,471.46	655.8	58.1
Condo	288	23,278,341.33	5.59	6.773	80,827.57	698.0	64.5
2 to 4 Family	170	20,944,773.71	5.03	7.940	123,204.55	658.5	75.7
Multi-Family (5+)	47	12,352,972.01	2.97	8.126	262,829.19	672.6	67.3
Other (1)	107	9,855,425.87	2.37	7.669	92,106.78	652.3	65.4
Mixed Use	22	4,553,105.87	1.09	9.528	206,959.36	651.4	62.0
Co-op	71	2,916,907.35	0.70	6.370	41,083.20	694.2	62.7
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

(1) Includes improved land, unimproved land, land with mobile home, manufactured housing, mobile home as real-estate, and townhouse.

Occupancy Types of the Mortgage Loans

Occupancy Types	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Primary Home	3,342	$341,140,328.42	81.91%	7.401%	$102,076.70	665.5	67.4%
Investment	619	68,256,522.59	16.39	7.992	110,269.02	671.8	66.5
Second Home	38	7,099,137.34	1.70	7.041	186,819.40	680.8	55.6
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Documentation Levels of the Mortgage Loans

Documentation Levels	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Full Documentation	2,106	$216,441,745.25	51.97%	7.146%	$102,773.86	677.0	63.8%
Limited Documentation	880	85,782,201.14	20.60	7.832	97,479.77	658.0	67.0
Stated Documentation	587	67,014,607.85	16.09	8.238	114,164.58	654.2	69.8
Alternative	304	33,061,795.59	7.94	7.249	108,755.91	651.2	81.0
No Income	52	9,040,072.59	2.17	6.948	173,847.55	695.5	67.0
No Assets	70	5,155,565.93	1.24	9.176	73,650.94	605.6	79.6
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Indices of the Adjustable Rate Mortgage Loans

Indices	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
6 MO LIBOR	431	$68,020,302.79	41.00%	6.827%	$157,819.73	692.4	63.2%
1 YR CMT	397	44,431,915.56	26.78	5.913	111,919.18	683.6	68.0
PRIME	145	20,706,537.32	12.48	8.340	142,803.71	654.8	58.5
COFI	252	14,650,876.38	8.83	6.114	58,138.40	685.4	52.5
1 MO LIBOR	9	5,647,398.33	3.40	4.895	627,488.70	752.1	58.9
3 YR CMT	50	4,433,125.90	2.67	6.520	88,662.52	697.7	55.7
5 YR CMT	29	3,806,559.84	2.29	7.432	131,260.68	723.8	65.3
1 YR LIBOR	9	2,534,585.55	1.53	5.111	281,620.62	699.0	63.3
6 MO CMT	20	1,033,622.94	0.62	6.236	51,681.15	674.5	63.4
6 MO CD	1	289,365.70	0.17	3.625	289,365.70	789.0	53.1
3 MO CMT	6	256,183.96	0.15	5.459	42,697.33	693.2	44.6
FNMA 30 YR FIXED	2	87,948.47	0.05	7.966	43,974.24	704.6	63.2
NATLAVG	1	7,878.98	0.00	6.000	7,878.98	822.0	38.2
Total:	**1,352**	**$165,906,301.72**	**100.00%**	**6.611%**	**$122,711.76**	**687.6**	**62.6%**

Frequency of Mortgage Rate Adjustment of the Adjustable Rate Mortgage Loans

Frequency of Mortgage Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
1	41	$7,868,185.27	4.74%	5.065%	$191,906.96	717.3	53.3%
3	7	569,634.42	0.34	9.225	81,376.35	692.6	47.4
6	501	82,207,186.09	49.55	7.031	164,086.20	684.1	62.4
12	618	59,957,181.49	36.14	6.073	97,018.09	684.6	65.4
24	15	712,726.57	0.43	6.870	47,515.10	674.4	50.8
36	125	9,440,807.72	5.69	6.976	75,526.46	699.7	54.1
60	44	5,097,657.25	3.07	7.528	115,855.85	724.0	66.6
84	1	52,922.91	0.03	7.890	52,922.91	553.0	56.4
Total:	**1,352**	**$165,906,301.72**	**100.00%**	**6.611%**	**$122,711.76**	**687.6**	**62.6%**

Gross Margins of the Adjustable Rate Mortgage Loans

Gross Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
<= ¯0.001	2	$57,909.90	0.03%	5.119%	$28,954.95	661.0	36.5%
0.000 - 0.999	256	10,928,686.77	6.59	6.182	42,690.18	695.9	46.3
1.000 - 1.999	59	6,918,635.63	4.17	6.011	117,265.01	726.2	60.5
2.000 - 2.999	616	100,849,453.50	60.79	5.801	163,716.65	706.9	62.8
3.000 - 3.999	139	9,297,511.68	5.60	6.165	66,888.57	687.0	61.9
4.000 - 4.999	73	11,719,977.82	7.06	8.551	160,547.64	660.1	61.3
5.000 - 5.999	67	9,539,021.88	5.75	8.726	142,373.46	619.0	68.1
6.000 - 6.999	69	8,553,038.58	5.16	9.284	123,957.08	613.8	69.0
7.000 - 7.999	43	5,512,890.06	3.32	9.869	128,206.75	605.0	71.5
8.000 - 8.999	18	1,489,357.38	0.90	10.721	82,742.08	611.4	75.2
9.000 - 9.999	7	762,341.98	0.46	11.313	108,906.00	595.2	79.1
10.000 - 10.999	1	53,790.79	0.03	11.700	53,790.79	519.0	92.7
11.000 - 11.999	1	196,632.51	0.12	10.875	196,632.51	686.0	99.8
12.000 >=	1	27,053.24	0.02	15.170	27,053.24	583.0	64.4
Total:	**1,352**	**$165,906,301.72**	**100.00%**	**6.611%**	**$122,711.76**	**687.6**	**62.6%**

As of the Cut-off Date, the weighted average Gross Margin of the Adjustable Rate Mortgage Loans is approximately 3.08% per annum.

Maximum Mortgage Rates of the Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Average Current LTV
0.000 - 0.999	250	$21,872,433.99	13.18%	6.686%	$87,489.74	699.9	58.3%
5.000 - 5.999	1	354,444.95	0.21	4.750	354,444.95	799.0	78.8
8.000 - 8.999	1	50,716.86	0.03	6.000	50,716.86	696.0	76.3
9.000 - 9.999	16	3,561,684.60	2.15	4.650	222,605.29	728.6	69.4
10.000 - 10.999	40	7,172,761.02	4.32	5.094	179,319.03	714.6	70.7
11.000 - 11.999	111	28,629,156.25	17.26	5.812	257,920.33	720.0	67.1
12.000 - 12.999	162	32,273,998.77	19.45	5.786	199,222.21	691.7	63.4
13.000 - 13.999	177	20,564,998.12	12.40	5.894	116,186.43	709.0	59.4
14.000 - 14.999	138	14,627,945.64	8.82	7.491	105,999.61	663.8	62.3
15.000 - 15.999	165	14,951,455.89	9.01	7.734	90,614.88	645.5	59.2
16.000 - 16.999	134	10,214,379.36	6.16	9.296	76,226.71	626.6	64.8
17.000 - 17.999	72	4,684,566.90	2.82	9.070	65,063.43	608.6	61.5
18.000 - 18.999	50	4,539,284.53	2.74	7.656	90,785.69	679.5	52.7
19.000 - 19.999	17	936,193.20	0.56	12.104	55,070.19	619.9	63.6
20.000 - 20.999	5	784,791.73	0.47	9.493	156,958.35	589.2	65.1
21.000 - 21.999	5	177,136.77	0.11	11.391	35,427.35	643.8	52.7
22.000 - 22.999	3	322,497.13	0.19	4.757	107,499.04	634.8	58.2
24.000 - 24.999	4	152,587.42	0.09	7.363	38,146.86	579.7	67.8
25.000 >=	1	35,268.59	0.02	7.500	35,268.59	707.0	56.0
Total:	**1,352**	**$165,906,301.72**	**100.00%**	**6.611%**	**$122,711.76**	**687.6**	**62.6%**

As of the Cut-off Date, the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans is approximately 11.73% per annum.

Minimum Mortgage Rates of the Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
0.000 - 0.999	192	$9,387,093.77	5.66%	5.860%	$48,891.11	696.7	49.9%
1.000 - 1.999	38	4,109,739.25	2.48	6.211	108,151.03	709.9	62.7
2.000 - 2.999	548	93,897,891.84	56.60	5.709	171,346.52	709.9	62.7
3.000 - 3.999	131	9,569,857.77	5.77	5.249	73,052.35	707.2	62.5
4.000 - 4.999	29	3,207,740.46	1.93	6.958	110,611.74	716.0	76.8
5.000 - 5.999	40	4,715,142.98	2.84	6.620	117,878.57	647.8	67.0
6.000 - 6.999	38	3,916,068.76	2.36	7.491	103,054.44	656.3	68.7
7.000 - 7.999	54	7,809,295.89	4.71	7.839	144,616.59	662.1	57.0
8.000 - 8.999	75	10,001,548.70	6.03	8.626	133,353.98	630.2	65.9
9.000 - 9.999	90	9,106,339.61	5.49	9.522	101,181.55	617.2	64.2
10.000 - 10.999	68	6,014,380.03	3.63	10.479	88,446.77	620.9	64.1
11.000 - 11.999	29	2,855,991.39	1.72	11.460	98,482.46	581.1	66.3
12.000 - 12.999	12	959,063.10	0.58	12.623	79,921.93	586.9	61.0
13.000 - 13.999	4	220,025.72	0.13	13.168	55,006.43	638.4	58.1
14.000 - 14.999	1	30,066.40	0.02	14.875	30,066.40	581.0	66.8
15.000 - 15.999	3	106,056.05	0.06	15.495	35,352.02	545.9	62.8
Total:	**1,352**	**$165,906,301.72**	**100.00%**	**6.611%**	**$122,711.76**	**687.6**	**62.6%**

As of the Cut-off Date, the weighted average Minimum Mortgage Rate of the Adjustable Rate Mortgage Loans is approximately 4.10% per annum.

Months to Next Rate Adjustment of the Adjustable Rate Mortgage Loans

Months to Next Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
1 - 6	659	$56,271,836.53	33.92%	6.620%	$85,389.74	674.5	59.7%
7 - 12	338	31,132,617.93	18.77	6.029	92,108.34	678.7	60.5
13 - 18	75	8,143,503.52	4.91	6.913	108,580.05	708.6	70.0
19 - 24	107	16,658,491.22	10.04	8.402	155,686.83	651.3	64.7
25 - 30	26	4,503,125.37	2.71	7.416	173,197.13	682.5	75.3
31 - 36	37	8,667,405.96	5.22	7.239	234,254.22	690.3	68.3
37 - 42	18	5,923,473.33	3.57	6.403	329,081.85	738.2	66.4
43 - 48	9	1,397,764.60	0.84	6.336	155,307.18	754.5	70.1
49 - 54	15	2,427,705.43	1.46	5.608	161,847.03	737.8	60.7
55 - 72	26	7,897,294.26	4.76	5.780	303,742.09	709.9	67.8
73 - 78	2	625,384.86	0.38	5.927	312,692.43	747.0	67.3
79 - 108	2	216,837.89	0.13	7.796	108,418.95	692.0	66.3
109 - 114	7	5,102,741.40	3.08	6.111	728,963.06	709.5	65.9
115 >=	31	16,938,119.42	10.21	5.996	546,390.95	719.1	58.8
Total:	**1,352**	**$165,906,301.72**	**100.00%**	**6.611%**	**$122,711.76**	**687.6**	**62.6%**

As of the Cut-off Date, the weighted average Months to Next Rate Adjustment of the Adjustable Rate Mortgage Loans is approximately 29 months.

Periodic Caps of the Adjustable Rate Mortgage Loans

Periodic Caps(%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
<= 0.000	306	$27,283,196.83	16.44%	6.075%	$89,160.77	711.1	55.0%
0.001 - 0.250	1	10,268.86	0.01	6.375	10,268.86	823.0	28.3
0.251 - 0.500	6	273,711.15	0.16	7.688	45,618.53	661.8	55.3
0.501 - 0.750	2	105,956.83	0.06	4.569	52,978.42	686.1	64.6
0.751 - 1.000	443	54,253,621.69	32.70	7.308	122,468.67	665.5	66.5
1.251 - 1.500	58	2,898,606.26	1.75	8.876	49,975.97	604.3	63.2
1.501 - 1.750	2	113,825.51	0.07	5.711	56,912.76	767.4	51.7
1.751 - 2.000	476	77,114,557.08	46.48	6.273	162,005.37	696.4	62.5
2.001 - 2.250	1	42,164.07	0.03	5.000	42,164.07	595.0	56.2
2.251 - 2.500	8	400,918.69	0.24	6.271	50,114.84	689.2	61.1
2.751 - 3.000	35	1,767,161.06	1.07	5.881	50,490.32	717.1	59.0
4.251 - 4.500	1	433,404.00	0.26	3.000	433,404.00	815.0	105.7
4.751 - 5.000	9	767,756.13	0.46	5.303	85,306.24	769.5	62.7
6.001 - 6.250	2	204,062.84	0.12	9.000	102,031.42	702.0	57.3
7.251 - 7.500	2	237,090.72	0.14	6.231	118,545.36	666.4	58.1
Total:	**1,352**	**$165,906,301.72**	**100.00%**	**6.611%**	**$122,711.76**	**687.6**	**62.6%**

As of the Cut-off Date, the weighted average Periodic Cap of the Adjustable Rate Mortgage Loans is approximately 1.38% per annum.

BAYVIEW FINANCIAL

Mortgage Pass-Through Certificates

Series 2003-E

BAYVIEW FINANCIAL
TRADING GROUP

Computational Materials

$415,451,000 (Approximate)

Bayview Financial Securities Company, LLC
Depositor

Wells Fargo Bank Minnesota, N.A.
Master Servicer

Preliminary Term Sheet **Date Prepared: September 29, 2003**

Contacts

Trading:

Matt Miller / Rishi Bansal	(212) 526-8315

Syndicate:

Kevin White / Daniel Covello	(212) 526-9519

Residential Mortgage Finance:

Stan Labanowski	(212) 526-6211
Mike Hitzmann	(212) 526-5806
Andrea Lenox	(212) 526-9637
Darius Houseal	(212) 526-9466

Structuring:

Sei-Hyong Park	(212) 526-0203
Dennis Tsyba	(212) 526-1102

ALL COLLATERAL STATISTICS DESCRIBED HEREIN ARE BASED ON THE SCHEDULED COLLATERAL BALANCES AS OF SEPTEMBER 1, 2003 (THE "STATISTICAL CALCULATION DATE") UNLESS OTHERWISE INDICATED. THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT. THE PROSPECTUS SUPPLEMENT SUPERSEDES THE INFORMATION IN ALL PRIOR COLLATERAL TERM SHEETS, IF ANY.

Preliminary Term Sheet **Date Prepared: September 29, 2003**

Bayview Financial Mortgage Pass-Through Certificates, Series 2003-E

$415,451,000 (Approximate, Subject to +/- 10% Variance)
Senior /Subordinate REMIC Certificates
One Month LIBOR Available Funds Floaters -No Hard Cap – Act/360 – No Delay

Class	Approximate Size ($)	Initial Coupon(1)	WAL 35% Call (2)	WAL 10% Call (3)	Payment Window to 10% Call (3)	Initial Credit Support (4)	Legal Final Maturity (5)	Expected Ratings (4) Fitch /Moody's/S&P
A-IO (6)	Notional	Variable	N/A	N/A	10/03-03/06	13.50%	03/28/06	AAA/Aaa/AAA
IO(6)	Notional	Variable	N/A	N/A	10/03-10/11	13.50%	10/28/34	AAA/Aaa/AAA
A	$370,681,000	1mL + [ ]%	2.12	2.80	10/03-10/11	13.50%	10/28/34	AAA/Aaa/AAA
M-1	$21,866,000	1mL + [ ]%	3.66	5.66	10/06-10/11	8.25%	10/28/34	AA/Aa2/AA
M-2	$4,164,000	1mL + [ ]%	3.66	5.66	10/06-10/11	7.25%	10/28/34	AA-/Aa3/AA-
M-3	$7,288,000	1mL + [ ]%	3.66	5.66	10/06-10/11	5.50%	10/28/34	A/A2/A
M-4	$3,123,000	1mL + [ ]%	3.66	5.66	10/06-10/11	4.75%	10/28/34	A-/A3/A-
B	$8,329,000	1mL + [ ]%	3.66	5.66	10/06-10/11	2.75%	10/28/34	BBB+/Baa1/BBB+
X(7)(8)	$0	NA	(7)	(7)	(7)	NA	NA	NR
F(7) (9)	$0	NA	(7)	(7)	(7)	NA	NA	NR
P(7) (10)	$0	NA	(7)	(7)	(7)	NA	NA	NR
R(7) (11)	$0	NA	(7)	(7)	(7)	NA	NA	NR

(1) Each variable rate class (the "LIBOR Certificates"), other than the Class A-IO and Class IO, will accrue interest at a rate of one-month LIBOR plus a specified margin. The margin on the Class A Certificates will increase to 1.5 times the stated margin for such class on each Distribution Date occurring after the date on which the 35% Auction Call may be exercised. The margin on the Class M and Class B Certificates will increase to 1.5 times the stated margin for such class on each Distribution Date occurring after the date on which the 10% Optional Termination may be exercised. Each Class of LIBOR Certificates is subject to the Available Funds Cap, as described on page 20. One Month LIBOR for the first accrual period will be determined two business days prior to the Closing Date. The Class A-IO and Class IO will have a coupon as described on page 12.

(2) All Classes of Certificates will be subject to a 35% Auction Call. The weighted average life to the 35% Call assumes: (i) prepayments occur at 21% CPR, (ii) the 35% call is exercised on the first eligible Distribution Date and (iii) bonds pay on the 28th of each month beginning in October 2003.

(3) The weighted average lives to 10% Call assume: (i) prepayments occur at 21% CPR, (ii) the 10% Optional Call is exercised and (iii) bonds pay on the 28th of each month beginning in October 2003.

(4) Assumes overcollateralization ("O/C") has built to a 2.75% target. Initial Credit Support equals (i) the percentage of bonds (as a product of the mortgage loan balance) subordinate to such Class plus (ii) the overcollateralization target. The overcollateralization target is assumed to be [2.75%]. The overcollateralization amount on the Closing date will be equal to 0.25% of the Cut-Off Date collateral balance. Rating levels are subject to final approval.

(5) The legal final maturity date was determined by adding thirty-one years to the first Distribution Date for all Certificates except the Class A-IO. The legal final maturity date for the Class A-IO is the 30th Distribution Date.

(6) The Class A-IO and Class IO (the "Interest Only Classes") will be entitled to receive payments of interest only based on a variable notional amount as described on page 11.

(7) The Class X, Class F, Class P and the Class R are not offered hereby.

(8) The Class X Certificates represent the entitlement to certain remaining cash flows in respect of the mortgage loans following payment of principal and interest in respect of the Offered Certificates, the Class F Certificates, the Class P Certificates and the Class IO Certificates, as described herein.

(9) The Class F is entitled to the annualized rate equal to the product of (A) the greater of (i) 3.00% minus the current one-month LIBOR ("LIBOR") rate and (ii) zero and (B) the actual balance of fixed rate and balloon loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months.

(10) The Class P is entitled to all prepayment penalty distributions.

(11) The Class R is a non-economic REMIC tax residual.

Transaction Summary:

On the Closing Date, the trustee will issue REMIC Certificates. The mortgage loans will have been sold by BayView Financial Trading Group L.P. (the "Seller") to BayView Financial Securities Company, LLC (the "Depositor"). The Depositor, a Delaware limited liability company, will sell the mortgage loans and other assets to the Trustee on behalf of the Trust.

The Certificates will be backed by mortgage loans and other assets of the Trust.

Offered Certificates

The Trust will issue six classes of one-month LIBOR floating rate Certificates: Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B (the "LIBOR Certificates").

In addition to the LIBOR Certificates, the Trustee will issue two interest-only classes, the Class A-IO Certificates, and the Class IO Certificates, which will be entitled to payments of interest only and will accrue interest on notional balances, as described below. The Class X and Class R are residual classes. The Class X will be entitled to releases of excess interest, as described on page 10 under Interest Payment Priority and the Class R is a REMIC tax residual that will be retained by the Seller.

The Class F Certificates are entitled to the Class F Payment Amount. The Class P Certificates are entitled to all prepayment penalty distributions.

The Class A, Class A-IO, Class IO and Class F Certificates will be senior securities. The Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates will be subordinate securities. The Class IO, Class X, Class F, Class P, and Class R Certificates will not be offered for sale.

Credit Enhancement

Credit enhancement for the benefit of the Certificateholders will be provided by (1) Excess Interest, (2) Overcollateralization, (3) Subordination and (4) Reserve Fund (as described below):

Transaction Summary (Continued):

Excess Interest

The interest due on the Mortgage Loans is generally expected to be higher than the interest due on the Certificates, thus generating excess interest collections ("***Excess Interest***"). 100% of Excess Interest will be applied to losses and Basis Risk Shortfalls for all Distribution Dates.

A percentage of Excess Interest ("***Available Excess Interest***") will be available in each Distribution Date to build overcollateralization starting with the first Distribution Date. For each Distribution Date from October 2003 to September 2004, Available Excess Interest will equal 50% of Excess Interest *(i.e.:a twelve month 50% "excess spread holiday")*. Beginning with the Distribution Date in October 2004 and for every Distribution Date thereafter, Available Excess Interest will equal 100% of Excess Interest. Available Excess Interest will be applied as principal on each Distribution Date in reduction of the Class Principal Balances of the LIBOR Certificates to build and maintain the Overcollateralization Amount, as described herein. The amount of Excess Interest will vary over time based on the prepayment and default experience of the Mortgage Loans, whether the Servicer advances on delinquent Mortgage Loans (including the non-performing Mortgage Loans), and variations in the underlying indices of the Adjustable Rate Mortgage Loans.

Overcollateralization

Available Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance thereby creating Overcollateralization or "OC".

The "Targeted OC Amount" or "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to approximately [2.75%] of the Cut-Off Date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) [2.75%] of the Cut-Off Date Balance and (ii) [5.50%] of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

On the Closing Date, the Initial OC is expected to be approximately [0.25%] of the Cut-Off date collateral balance. The OC Floor will be equal to 0.50% of the Cut-Off Date Balance.

Subordination

Classes A, A-IO and IO will have limited protection by means of the subordination of the Subordinate Classes. Classes A, A-IO and IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Class A) over Classes having a lower priority of distribution. Similarly, Class M-1 will be senior in right of priority to Classes M-2, M-3, M-4, and B, Class M-2 will be senior to Classes M-3, M-4, and B, Class M-3 will be senior to Class M-4, and B, Class M-4 will be senior to the Class B. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B, M-4, M-3, M-2, and M-1 have been reduced to zero.

Transaction Summary (Continued):

Reserve Fund

A Reserve Fund will be created for the benefit of the LIBOR Certificate holders that will be funded by interest rate cap payments received under the Cap Agreement, as defined on page 7.

Priority of Funding the Reserve Fund
The Reserve Fund will be funded by interest rate cap payments received under the Cap Agreement for the first 120 Distribution Dates. On a monthly basis, interest rate cap payments received under the Cap Agreement will be paid as follows:

1) To pay any Current Interest Shortfalls on the LIBOR Certificates;
2) To pay any Basis Risk Shortfalls and Unpaid Basis Risk Shortfalls on the LIBOR Certificates;
3) To pay current period losses;
4) To pay any Deferred Principal Amounts to the Subordinate Certificates;
5) To pay the Reserve Fund any remaining amounts up to the Reserve Fund Target, as defined herein; and
6) To pay any remaining amounts to the holder of the Class X Certificate.

After the Distribution Date in September 2013 (month 120) the Cap Agreement expires and the Reserve Fund will only be available to the LIBOR Certificate holders to the extent there is a remaining balance in the Reserve Fund.

On a monthly basis, amounts on deposit in the Reserve Fund will be available to absorb portfolio losses. The Reserve Fund will absorb losses first until the balance there of is reduced to zero after which losses will be absorbed by OC or the LIBOR Certificates.

Reserve Fund Target
The "Reserve Fund Target" will be equal to the greater of (1) the OC Target Balance in effect for such Distribution Date, less the current OC Amount after giving effect to all distributions and losses for that month and (2) zero.

Transaction Summary (Continued):

Cap Agreement

The LIBOR Certificateholders will benefit from a series of interest rate cap payments pursuant to a cap agreement (the "Cap Agreement"), which is intended to partially mitigate the interest rate risk that could result from the difference between the interest rates on the LIBOR Certificates and the weighted average coupon of the Fixed Rate Mortgage Loans.

Cap Notional Balance

On each Distribution Date, payments under the Cap Agreement will be made based upon a notional balance (the "Cap Notional Balance") equal to an amount initially equal to the approximate aggregate Principal Balance of the Fixed Rate, balloon Mortgage Loans, and ARM loans with initial reset periods greater than 48 months, which will decline each month on the basis of assumed prepayments of principal at a rate no greater than 18% CPR and the assumption that no defaults or losses occur.

The Cap Agreement will have a strike rate pursuant to the following schedule:

MONTHS	STRIKE	CAP CEILING
1-36	3.00%	N/A
37-96	5.00%	10.00%
97-120	7.00%	10.00%

During the first three years of the transaction the LIBOR Certificates will have some protection against any increases in LIBOR greater than the initial strike rate. Any movement in LIBOR between the initial strike rate + 2% will not be covered under the Cap Agreement after month 36. Beginning in month 37 the Trust will have some protection for the next five years against any increases in LIBOR between the initial strike rate + 2% and the initial strike rate + 7%. This will represent a 500 basis point corridor of coverage. Any movement in LIBOR between the initial strike rate + 4% will not be covered under the Cap Agreement after month 96. Beginning in month 97 the Trust will have some protection for the next two years against any increases in LIBOR between the initial strike rate + 4% and the initial strike rate + 7%. This will represent a 300 basis point corridor of coverage. After month 120 (year 10) the Trust will no longer have the benefit of the Cap Agreement.

Excess Cap Amount

To the extent that the notional balance of the Cap Agreement exceeds the aggregate Principal Balance of the Fixed Rate Mortgage Loans, the amount payable under the Cap Agreement in respect of such excess (the "Excess Cap Amount") may remain property of the Issuer or may be sold for the benefit of the Issuer by Bayview Financial Trading Group, L.P., in its capacity as investment manager.

Transaction Summary (Continued):

Trigger Event

A "Trigger Event" is in effect with respect to any Distribution Date that any of the following 3 events are in effect for such Distribution Date: (1) Delinquency Event, (2) Cumulative Loss Event or (3) Subordination Trigger Event.

For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Delinquency Event

Beginning with the Distribution Date in October 2006 (the 37th Distribution Date), a "Delinquency Event" will be in effect with respect to any Distribution Date, if the Delinquency Rate for such Distribution Date exceeds 14%.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

Cumulative Loss Trigger Event

Beginning with the Distribution Date in October 2006 (the 37th Distribution Date), a Cumulative Loss Trigger Event will be in effect with respect to any Distribution Date, if the percentage obtained by dividing (x) the aggregate amount of realized losses incurred from the Cut-off Date through the last day of the related Due Period by (y) the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date	Loss Percentage
October 2006 through September 2007 (months 37 to 48)	2.20% for the first month, plus an additional 1/12th of 0.55% for each month thereafter.
October 2007 through September 2008 (months 49 to 60)	2.75% for the first month, plus an additional 1/12th of 0.36% for each month thereafter.
October 2008 through September 2009 (months 61 to 72)	3.11% for the first month, plus an additional 1/12th of 0.14% for each month thereafter.
October 2009, and thereafter (months +)	3.25%

Transaction Summary (Continued):

Trigger Event (Cont.)

Subordination Trigger Event

Beginning with the 38th distribution date (the Distribution Date in November 2006), a "Subordination Trigger Event" will be in effect with respect to any Distribution Date if the "Enhancement Percentage" for any class of LIBOR Certificates is less than the Minimum Enhancement Percentage as follows:

Class	"Minimum Enhancement Percentage"
A	27.00%
M-1	16.50%
M-2	14.50%
M-3	11.00%
M-4	9.50%
B	5.50%

The "Enhancement Percentage" for each class of LIBOR Certificates for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of (1) the total Class Principal Balance of the Subordinate Certificates that are lower in priority of distribution than that class, (2) the OC Amount and (3) amounts on deposit in the Reserve Fund after giving effect to withdrawals for such Distribution Date, and the denominator of which is the Pool Balance.

Transaction Summary (Continued):

Credit Structure for Offered Certificates

CE [(1)] **Initial** 11.00%	CE [(2)] **Target** 13.50%	CE [(3)] **2X Target** 27.00%	IO [(4)] AAA/Aaa/AAA IO Strip	A-IO [(4)] AAA/Aaa/AAA 30-month NAS IO	A AAA/Aaa/AAA LIBOR Floater	Classes IO, A-IO, A share preferential right to receive interest over the Subordinate Classes as described herein under "Interest Payment Priority".
CE **Initial** 5.75%	CE **Target** 8.25%	CE **2X Target** 16.50%	M-1 AA/Aa2/AA LIBOR Floater			Classes M-1, M-2, M-3, M-4, and B are subject to a lock-out period of 36 months with respect to principal prepayments.
CE **Initial** 4.75%	CE **Target** 7.25%	CE **2X Target** 14.50%	M-2 AA-/Aa3/AA- LIBOR Floater			
CE **Initial** 3.00%	CE **Target** 5.50%	CE **2X Target** 11.00%	M-3 A/A2/A LIBOR Floater			
CE **Initial** 2.25%	CE **Target** 4.75%	CE **2X Target** 9.50%	M-4 A-/A3/A- LIBOR Floater			
CE **Initial** 0.25%	CE **Target** 2.75%	CE **2X Target** 5.50%	B BBB+/Baa1/BBB+ LIBOR Floater			

(1) Credit Enhancement ("CE") is the sum of (i) initial OC of 0.25% of the Cut-Off Date Balance and (ii) the sum of the principal balance of all Subordinate Certificates with lower priority of Distribution;

(2) CE Target is the sum of (i) the initial OC of 0.25% of the Cut-Off Date Balance, (ii) the additional OC of 2.50% of the Cut-Off Date Balance and (iii) the sum of the principal balance of all Subordinate Certificates with lower priority of distribution;

(3) CE 2X Target is the product of (1) CE Target, and (2) 200%;

(4) The Interest-Only Classes (Class IO and Class A-IO) are not entitled to distributions of principal.

Transaction Summary (Continued):

Principal Payment Priority

Distributions of principal on the LIBOR Certificates will be made on each Distribution Date in an aggregate amount equal to the Principal Distribution Amount for such Distribution Date. The Class IO Certificates and the Class A-IO Certificates will not be entitled to receive any distributions of principal.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A Certificates on a pro-rata basis. Principal will then be allocated sequentially to the Classes M-1, M-2, M-3, M-4, and B.

The Stepdown Date is the later to occur of (i) the 37th Distribution Date; (ii) the first Distribution Date on which the Mortgage Balance is equal to or less than 50% of the Cut-off Date Mortgage Balance and (iii) the first Distribution Date on which the subordination levels of the Subordinate Certificates reaches 200% of the targeted subordination (i.e.: 200% of "CE Target", or "CE 2X Target"), as listed above on page 10 under "Credit Structure for Offered Certificates".

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all principal will be paid pro-rata to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates, as needed to build and maintain the required Targeted OC Amount.

Transaction Summary (Continued):

Interest Payment Priority

The Interest Rates for Classes A, M-1, M-2, M-3, M-4, and B (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) the respective Available Funds Cap (as defined herein).

On each Distribution Date, the Interest Remittance Amount for such date will be distributed in the following order of priority:

(1) To pay the Trustee Fee;

(2) To pay the Class F Payment Amount to the Class F Certificates;

(3) To pay Current Interest and Carryforward Interest to the Class IO Certificates;

(4) To pay Current Interest and Carryforward Interest to the Class A-IO Certificates;

(5) To pay Current Interest and Carryforward Interest to the Class A Certificates;

(6) To pay Current Interest and Carryforward Interest to Classes M-1, M-2, M-3, M-4, and B (the "Subordinate Classes"), sequentially;

(7) Any interest remaining after the application of (1) through (6) above will be deemed ***Excess Interest*** for such Distribution Date. ***Available Excess Interest*** will be distributed as principal as follows: (i) prior to the Stepdown Date or on any Distribution Date a Trigger Event is in effect Available Excess Interest will be distributed concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A, and then sequentially to Classes M-1, M-2, M-3, M-4, and B to maintain the Overcollateralization Target, and (ii) on or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, Available Excess Interest will be distributed concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, pro-rata to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B to maintain the Overcollateralization Target.

(8) To pay sequentially to the Classes A, M-1, M-2, M-3, M-4, and B any Current Interest Shortfalls, to the extent of amounts received under the Cap Agreement [1];

(9) To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [1];

(10) To pay sequentially to Classes M-1, M-2, M-3, M-4, and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [1];

(11) To the extent of any remaining amounts received under the Cap Agreement, the amount of any losses on the Mortgage Loans in the priority specified in clause 9 above [1];

(12) To pay sequentially to Classes M-1, M-2, M-3, M-4, and B any Deferred Principal Amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [1];

(13) To the Reserve Fund any remaining cap payments received under the Cap Agreement up to the Reserve Fund Target Amount;[1]

(14) To pay remaining amounts to the holder of the Class X Certificates.[1]

[1] Cap payments received under the Cap Agreement will be allocated in steps (8), (9), (10), (11), (12), (13), and (14) in that order of priority.

Transaction Summary (Continued):

Interest-Only Classes

The Class A-IO Certificates and IO Certificates will be entitled to distributions of interest only and will accrue interest on a 30/360 basis. The Class A-IO will accrue interest at the lesser of (1) 4.000% and (2) the Adjusted Net WAC. Interest will accrue on a Notional Amount equal to the lesser of the pool balance and the following schedule:

Distribution Date	Approximate Notional Amount	Coupon[(1)]
1-6	$114,536,000	4.00%
7-9	$93,711,000	4.00%
10-18	$83,299,000	4.00%
19-22	$62,474,000	4.00%
23-25	$41,649,000	4.00%
26-29	$20,824,000	4.00%
30	$16,659,000	4.00%
31+	0	0%

(1) Subject to the calculation in the preceding paragraph

The Class A-IO will not be entitled to distributions of any kind after the 30th Distribution Date.

The Class IO will accrue interest based on a notional balance equal to the mortgage loan balance at the beginning of the related Due Period. The initial approximate Notional Amount for the Class IO Certificates is $416,495,988. The per annum coupon for each Distribution Date for the Class IO will follow the following schedule:

Distribution Date	Coupon
1-6	0.60%
7-12	0.50%
13+	0.40%

Collateral

The cut-off date for the collateral sold to the Trust will be September 1, 2003 (the "Cut-off Date"). As of the Cut-off Date, the Trust consists of the following assets:

- $250,589,686.63 principal balance of fixed-rate mortgage loans
- $165,906,301.72 principal balance of adjustable-rate mortgage loans
- A series of interest rate cap agreements

Approximately 11.77% of the aggregate principal balance of the mortgage loans as of the cut-off date will be covered by primary mortgage insurance or will be FHA or VA insured. All of the mortgage loans will be performing first-lien Mortgage Loans.

Summary of Terms

Seller:	BayView Financial Trading Group, L.P.
Depositor:	BayView Financial Securities Company, LLC
Lead Placement Agents:	Lehman Brothers Inc.
Co-Placement Agents:	Merrill Lynch, and Pieice, Fenner & Smith Inc. and Citigroup Global Markets Inc.
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Servicers:	M&T (62.12%) InterBay (12.42%) WaMu (6.54%) CitiMortgage (5.46%) Aurora (5.28%) RFC (3.72%) GMAC (2.72%) HSBC (1.74%)
Servicing Advances:	The Servicers are required under the servicing agreements to advance delinquent payments of principal and interest on all Mortgage Loans in the trust. to the extent that such advances are expected to be ultimately recoverable from the related Mortgage Loan.
Trustee:	Wachovia Bank, National Association
Cut-Off Date:	September 1, 2003
Expected Pricing Date:	October [2], 2003
Expected Settlement Date:	October [7], 2003
Distribution Date:	The 28th of each month or the first business day thereafter if not a business day, commencing in October 2003.

Summary of Terms (Continued)

Servicing Fee:	As of the cutoff date, the weighted average Servicing Fee is approximately 0.4179% per annum on the aggregate principal balance of the mortgage loans, payable monthly;
Master Servicing Fee:	0.0150% per annum of the collateral balance;
Trustee Fee:	0.0050% per annum of the collateral balance;
Custodian Fee:	0.0025% per annum of the collateral balance;
Senior Certificates:	Class A, Class A-IO, Class IO and Class F Certificates.
Subordinate Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates.
LIBOR Certificates:	Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates.
Interest-Only Classes:	Class A-IO and Class IO Certificates.
Auction Call:	On the first Distribution Date on or after the date on which the aggregate principal balance of the LIBOR Certificates is less than 35% of the aggregate principal balance of the LIBOR Certificates as of the Closing Date (the "Initial Certificate Balance"), the Trustee will solicit bids in a commercially reasonable manner for purchase of the Mortgage Loans and other property of the Trust for a price not less than the Minimum Bid Price. The Trustee will not sell the assets of the Trust unless it has received at least three bids and at least one such bid is for not less than the Minimum Bid Price. This process will be repeated every three months until the Minimum Bid Price is received. The Trustee will be reimbursed for the costs of such sale before the proceeds are paid to Securityholders.

Summary of Terms (Continued)

Minimum Bid Price:	The "Minimum Bid Price" will equal the greater of (1) the total unpaid principal balance of the Mortgage Loans, (2) interest accrued and unpaid on the Mortgage Loans, (3) the fair market value of all other property of the Trust Fund and (4) any unreimbursed servicing advances, fees and expenses of the Master Servicer, the Servicers and the Trustee. In the event that satisfactory bids are received, the net sale proceeds will be distributed to the Certificateholders in the same order of priority as interest and principal distributions. If satisfactory bids are not received, the Trustee shall decline to sell the Mortgage Loans and the process will be repeated every three months until the Minimum Bid Price is received.
Optional Call:	On the Distribution Date on which the current collateral balance is less than 10% of the Cut-Off Date collateral balance, if the property of the Trust has not been sold in connection with the Auction Call as described above, the holder of the Class R Certificate and the Master Servicer will, as provided in the Pooling and Servicing Agreement, have the option to purchase the remaining Mortgage Loans and other property in the Trust Fund.
Pricing Prepayment Speed:	21% constant prepayment rate ("CPR").
Accrued Interest:	The Certificates settle flat.
Interest Accrual Period:	The period beginning on the immediately preceding Distribution Date (or on the Closing Date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	0 days, bonds settle flat.
Day Count:	Actual/360, excluding the Class A-IO and Class IO Certificates which are calculated on a 30/360 basis.
Due Period:	With respect to any Distribution Date is the one-month period beginning on the second day of the calendar month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.
Registration:	The Certificates will be available in book-entry form through DTC.

Summary of Terms (Continued)

Denominations:	LIBOR Certificates: Minimum of $25,000, and multiples of $1 in excess thereof. Class A-IO Certificates: Minimum of $1,000,000 and multiples of $1 in excess thereof.
Clearing:	DTC, Euroclear or Clearstream
Tax Status:	REMIC
SMMEA Eligibility:	The Certificates are not expected to constitute "mortgage-related securities" for purposes of SMMEA.
ERISA Considerations:	The Senior Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates. The Subordinate Certificates will not be ERISA eligible.
Prospectus:	The Certificates are being offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Certificates and the collateral is contained in the Prospectus. The material presented herein is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Certificates may not be consummated unless the purchaser has received the Prospectus.
Certificate Ratings:	The Certificates are expected to receive ratings from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., Moody's, and Fitch Ratings set forth on the third page of the Term Sheet.
Principal Distribution Amount ("PDA"):	The Principal Distribution Amount with respect to any Distribution Date will be equal to the Principal Remittance Amount for such date minus the OC Release Amount, if any, for such date.

Summary of Terms (Continued)

Principal Remittance Amount:	Principal Remittance Amount with respect to any Distribution Date will be equal, in general, to the sum of (i) all principal collected (other than Payaheads) or advanced or otherwise remitted in respect of Monthly Payments on the Mortgage Loans during the related Due Period, (ii) all prepayments in full or in part received during the applicable Prepayment Period, (iii) the portion of the purchase price allocable to principal of each Mortgage Loan that was purchased from the Mortgage Pool during the related Prepayment Period, (iv) the portion of any Substitution Amount allocable to principal paid during the related Prepayment Period, and (v) all Net Liquidation Proceeds and any other recoveries collected and remittances made during the related Prepayment Period, to the extent allocable to principal, as reduced in each case, as provided in the Pooling and Servicing Agreement, by unreimbursed Advances, to the extent allocable to principal and other amounts due to the Master Servicer, the Servicers or the Indenture Trustee and not reimbursed from the Interest Remittance Amount for such Distribution Date.
OC Release Amount:	The Overcollateralization ("OC") Release Amount with respect to any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (i) the Overcollateralization Amount for such date, assuming that 100% of the Principal Remittance Amount for such date is applied on such date to distribution of principal on the LIBOR Certificates, exceeds (ii) the Targeted Overcollateralization Amount for such date.
OC Deficiency:	The OC Deficiency with respect to any Distribution Date will be equal to the amount, if any, by which (x) the Targeted OC Amount for such Distribution Date exceeds (y) the OC Amount for such Distribution Date, calculated for this purpose after giving effect to the reduction on such Distribution Date of the Class Principal Balances of the LIBOR Certificates resulting from the distribution of the Principal Remittance Amount on such Distribution Date, but prior to allocation of any applied loss amount on such Distribution Date.
OC Amount:	The OC Amount with respect to any Distribution Date will be equal to the amount, if any, by which (x) the Mortgage Balance for such date exceeds (y) the aggregate Class Principal Balance of the LIBOR Certificates after giving effect to distributions on such Distribution Date.

Summary of Terms (Continued)

Current OC Percentage: The Current OC Percentage with respect to any Distribution Date will be equal to a fraction, expressed as a percentage, the numerator of which is the OC Amount for such Distribution Date and the denominator of which is the Mortgage Balance for such Distribution Date.

Class F Certificates: On each Distribution Date the Class F Certificates will be entitled to interest on a notional amount equal to the aggregate Principal Balance of the Fixed Rate and Balloon Mortgage Loans plus any ARMS loans that had an initial reset period from the Cut-Off Date of greater than or equal to forty-eight months for the related Distribution Date at an annual rate (the "Adjusted Class F Rate") equal to the excess, if any, of (a) 3% over (b) actual LIBOR. Such agreement will terminate after the Distribution Date in September 2007 (the 48th Distribution Date).

Class F Payment Amount: The amount payable by the Trustee to the Class F Certificates on any Distribution Date is referred to as the "Class F Payment Amount."

Payment of the Class F Payment Amount on any Distribution Date will reduce amounts that would otherwise be available for distribution to holders of the offered certificates.

Interest Remittance Amount: The Interest Remittance Amount for any Distribution Date will equal, in general, to the extent provided in the Pooling and Servicing Agreement and the Servicing Agreements, (a) the sum of (1) all interest collected (other than Payaheads) or advanced or otherwise remitted in respect of Monthly Payments on the Mortgage Loans during the related Due Period, less (x) the Master Servicing Fee and the applicable Servicing Fee and (y) unreimbursed Advances and other amounts due to the Master Servicer, the Servicers or the Trustee (other than the Trustee Fee) for such Mortgage Loans, to the extent allocable to interest, (2) all Compensating Interest paid by the applicable Servicer with respect to the related Prepayment Period, (3) the portion of the purchase price allocable to interest (less unreimbursed Advances, to the extent allocable to interest and other amounts due the Master Servicer, the Servicers or the Trustee, to the extent allocable to interest) of each Mortgage Loan that was purchased from the Trust Fund during the related Prepayment Period due to a breach of a representation or a warranty or document defect, (4) the portion of any Substitution Amount paid during the related Prepayment Period allocable to interest, (5) all Net Liquidation Proceeds and any other recoveries collected and remittances made during the related Prepayment Period, to the extent allocable to interest, less unreimbursed Advances, to the extent allocable to interest, and other amounts due to the Master Servicer, the Servicers or the Trustee, and (6) certain other amounts as provided in the Pooling and Servicing Agreement, as reduced by (b) any other expenses reimbursdable to the Trustee. Prepayment premiums and yield maintenance payments paid by borrowers will not be included in the Interest Remittance Amount and will not be available to pay interest on the Offered Certificates or be included in Excess Interest.

Summary of Terms (Continued)

Current Interest:	Current Interest for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.
Carryforward Interest:	Carryforward Interest with respect to each Class of LIBOR Certificates will equal, with respect to any Distribution Date, the amount, if any, by which (i) the sum of (x) Current Interest for such Class for the immediately preceding Distribution Date and (y) any unpaid Carryforward Interest from previous Distribution Dates exceeds (ii) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date.
Net Mortgage Rate:	The Net Mortgage Rate with respect to each Mortgage Loan will equal the Mortgage Rate thereon, minus the Aggregate Fee Rate. The "Aggregate Fee Rate" with respect to each Mortgage Loan is the sum of the applicable Servicing Fee Rate, the Master Servicing Fee Rate, and the Trustee Fee Rate.
Adjusted Net WAC:	The "Adjusted Net WAC" will equal, for any Distribution Date, the weighted average (by Principal Balance) of the Net Mortgage Rates of the Mortgage Loans *minus* (1) the Interest Rate for the Class IO Certificates for that date and (2) the Adjusted Class F Rate for that date.

Summary of Terms (Continued)

Available Funds Cap: The Certificate Interest Rate applicable to the Class A LIBOR Certificates will be subject to reduction by application of the "Senior LIBOR Class Available Funds Cap." The Certificate Interest Rate applicable to the Class M-1, Class M-2, Class M-3, Class M-4 and Class B Certificates will be subject to reduction by application of the "Subordinate LIBOR Class Available Funds Cap."

The "Senior LIBOR Class Available Funds Cap" and the "Subordinate LIBOR Class Available Funds Cap," each an "Available Funds Cap," is the maximum rate of interest for any Class of LIBOR Certificates for any Distribution Date.

Senior LIBOR Class Available Funds Cap: The "Senior LIBOR Class Available Funds Cap," expressed as a percentage, will equal, for any Distribution Date, (A)(I) (1)(a) the total of interest accrued (whether or not collected or advanced) for the related Due Period on all Mortgage Loans at the applicable Net Mortgage Rates *minus* (b) the total of interest accrued for the related Accrual Period on all classes of Certificates having a higher priority of distribution than the Class A Certificates *multiplied by* (2) (a) the ratio, expressed as a percentage, of the Principal Balance of the Class A Certificates, *divided by* the Principal Balance of the LIBOR Certificates, minus (b) 2.00%, *divided by* (II) the Class Principal Balance of the Class A Certificates immediately prior to that Distribution Date *multiplied by* (B) the fraction, expressed as a percentage, the numerator of which is 360 and the denominator of which is the actual number of days in the related Accrual Period.

Subordinate LIBOR Class Available Funds Cap: The "Subordinate LIBOR Class Available Funds Cap," expressed as a percentage, will equal, for any Distribution Date, (A)(1)(a) the total of interest accrued (whether or not collected or advanced) for the related Due Period on all Mortgage Loans at the applicable Net Mortgage Rates minus (b) the total of interest accrued for the related Accrual Period on the Senior Classes divided by (2) the Principal Balance of the Subordinate Classes immediately prior to that Distribution Date multiplied by (B) the fraction, expressed as a percentage, the numerator of which is 360 and the denominator of which is the actual number of days in the related Accrual Period.

Note: There will be one Available Funds Cap for the Subordinate Classes which will share on a pro rata basis the 2% interest carve out as defined under "step (2)(b)" of the Senior LIBOR Class Available Funds Cap.

Summary of Terms (Continued)

Basis Risk Shortfall: The Unpaid Basis Risk Shortfall with respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Available Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions.

The Unpaid Basis Risk Shortfall: The Unpaid Basis Risk Shortfall for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Summary of Terms (Continued)

Certificate Interest Rates: On each Distribution Date, the Class A Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Auction Call Date, One Month LIBOR plus [%] (the "Class A Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class A Formula Rate"), and (y) the Senior LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-1 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-1 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-1 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-2 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-2 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-2 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-3 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-3 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-3 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-4 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-4 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-4 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class B Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class B Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class B Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

For each Distribution Date, interest will accrue on the LIBOR Certificates at their respective Certificate Interest Rates from the Distribution Date in the month preceding the month of such Distribution Date (or, in the case of the first Distribution Date, from the Closing Date) through the day before such Distribution Date, on an actual/360 basis. There will be no delay days.

Summary of Terms (Continued)

Realized Losses: If a Mortgage Loan becomes a liquidated loan and the net liquidation proceeds relating thereto and allocated to principal are less than the principal balance on such Mortgage Loan, the amount of such insufficiency is a "Realized Loss". Realized Losses will, in effect, be absorbed by (1) reduction of Reserve Fund, (2) Available Excess Interest and (3) reduction of overcollerateralization. Following the reduction of any overcollateralization to zero, all allocable Realized Losses will be applied in reverse sequential order, beginning with the Class B Certificates and ending with the Class M-1 Certificates. The balance of the Class A Certificates will not be reduced by Realized Losses.

Deferred Principal Amount: The "Deferred Principal Amount" with respect to each Class of Subordinate Certificates and each Distribution Date will be equal to the amount by which (x) the aggregate of applied Realized Losses previously applied in reduction of the Class Principal Balance thereof, together with interest thereon at the applicable Interest Rate, exceeds (y) the aggregate of amounts previously distributed in reimbursement of such Realized Losses, plus accrued interest.

Prepayment Sensitivity Analysis:

Sensitivity Analysis – To Maturity					
Prepayment Assumption	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	5.17	3.89	3.01	2.38	1.91
Principal Window	Oct03 – Jun28	Oct03 – Aug24	Oct03 – Nov20	Oct03 – Jan18	Oct03 – Nov15
Principal # Months	297	251	206	172	146
Class M-1					
Avg. Life (yrs)	9.75	7.42	6.28	5.70	5.27
Principal Window	May08 - Jun28	Feb07 - Aug24	Oct06 - Nov20	Oct06 - Jan18	Nov06 - Nov15
Principal # Months	242	211	170	136	109
Class M-2					
Avg. Life (yrs)	9.75	7.42	6.28	5.70	5.27
Principal Window	May08 - Jun28	Feb07 - Aug24	Oct06 - Nov20	Oct06 - Jan18	Nov06 - Nov15
Principal # Months	242	211	170	136	109
Class M-3					
Avg. Life (yrs)	9.75	7.42	6.28	5.70	5.27
Principal Window	May08 - Jun28	Feb07 - Aug24	Oct06 - Nov20	Oct06 - Jan18	Nov06 - Nov15
Principal # Months	242	211	170	136	109
Class M-4					
Avg. Life (yrs)	9.75	7.42	6.28	5.70	5.27
Principal Window	May08 - Jun28	Feb07 - Aug24	Oct06 - Nov20	Oct06 - Jan18	Nov06 - Nov15
Principal # Months	242	211	170	136	109
Class B					
Avg. Life (yrs)	9.75	7.42	6.28	5.70	5.27
Principal Window	May08 - Jun28	Feb07 - Aug24	Oct06 - Nov20	Oct06 - Jan18	Nov06 - Nov15
Principal # Months	242	211	170	136	109

(1) 100% of the Prepayment Assumption is equal to the Certificate Pricing Prepayment Speed as defined on page 3.

Prepayment Sensitivity Analysis:

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	4.87	3.63	2.80	2.21	1.79
Principal Window	Oct03 - Jan17	Oct03 – Dec13	Oct03 - Oct11	Oct03 - Mar10	Oct03 - Feb09
Principal # Months	160	123	97	78	65
Class M-1					
Avg. Life (yrs)	9.01	6.78	5.66	5.03	4.57
Principal Window	May08 - Jan17	Feb07 - Dec13	Oct06 - Oct11	Oct06 - Mar10	Nov06 - Feb09
Principal # Months	105	83	61	42	28
Class M-2					
Avg. Life (yrs)	9.01	6.78	5.66	5.03	4.57
Principal Window	May08 - Jan17	Feb07 - Dec13	Oct06 - Oct11	Oct06 - Mar10	Nov06 - Feb09
Principal # Months	105	83	61	42	28
Class M-3					
Avg. Life (yrs)	9.01	6.78	5.66	5.03	4.57
Principal Window	May08 - Jan17	Feb07 - Dec13	Oct06 - Oct11	Oct06 - Mar10	Nov06 - Feb09
Principal # Months	105	83	61	42	28
Class M-4					
Avg. Life (yrs)	9.01	6.78	5.66	5.03	4.57
Principal Window	May08 - Jan17	Feb07 - Dec13	Oct06 - Oct11	Oct06 - Mar10	Nov06 - Feb09
Principal # Months	105	83	61	42	28
Class B					
Avg. Life (yrs)	9.01	6.78	5.66	5.03	4.57
Principal Window	May08 - Jan17	Feb07 - Dec13	Oct06 - Oct11	Oct06 - Mar10	Nov06 - Feb09
Principal # Months	105	83	61	42	28

(1) **100% of the Prepayment Assumption is equal to the Certificate Pricing Prepayment Speed as defined on page 3.**

A-IO Sensitivity Analysis:

A-IO Sensitivity Analysis (1)	
Price (%)(2)	Yield (%)
5.2875	12.64
5.3375	11.63
5.3875	10.63
5.4375	9.66
5.4875	8.70
5.5375	7.75
5.5875	6.82
5.6375	5.91
5.6875	5.01
5.7375	4.13
5.7875	3.26
5.8375	2.40
5.8875	1.56
5.9375	0.73
5.9875	(0.09)
6.0375	(0.90)
6.0875	(1.69)
6.1375	(2.47)
6.1875	(3.24)
6.2375	(4.00)
6.2875	(4.75)
WAL	1.57
Mod Duration	0.94(3)

(1) Assumes prepayments occur at 21% CPR.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 5.7875% plus accrued interest.

Available Funds Cap for the Class A Notes [(1)]:

Distribution Period	Funds Cap (%) (1)(2)	Distribution Period	Funds Cap (%) (1)(2)	Distribution Period	Funds Cap (%) (1)(2)
1	6.23%	35	15.78%	69	11.54%
2	4.66%	36	15.78%	70	11.81%
3	5.69%	37	11.36%	71	11.52%
4	6.40%	38	11.10%	72	11.51%
5	7.31%	39	11.36%	73	11.77%
6	8.53%	40	11.11%	74	11.49%
7	9.42%	41	11.21%	75	11.77%
8	10.45%	42	12.06%	76	11.47%
9	11.13%	43	11.31%	77	11.45%
10	12.29%	44	11.58%	78	12.31%
11	13.01%	45	11.32%	79	11.40%
12	13.84%	46	11.59%	80	11.63%
13	14.12%	47	11.43%	81	11.32%
14	13.91%	48	11.43%	82	11.54%
15	14.08%	49	11.71%	83	11.21%
16	13.87%	50	11.44%	84	11.13%
17	13.92%	51	11.71%	85	11.30%
18	14.54%	52	11.44%	86	10.91%
19	14.28%	53	11.46%	87	11.02%
20	14.47%	54	12.03%	88	10.55%
21	14.29%	55	11.47%	89	10.24%
22	14.51%	56	11.76%	90	10.54%
23	14.69%	57	11.51%		
24	14.68%	58	11.78%		
25	14.89%	59	11.54%		
26	14.99%	60	11.52%		
27	15.22%	61	11.79%		
28	15.02%	62	11.53%		
29	15.10%	63	11.82%		
30	15.93%	64	11.54%		
31	15.57%	65	11.54%		
32	15.83%	66	12.42%		
33	15.60%	67	11.54%		
34	15.87%	68	11.82%		

(1) Assumes no losses, 10% cleanup call, 21% CPR, 1 month LIBOR ramp from 1.12% to 15% by month 12 and other indices jump to 15% by month 12, and [10/30/07] settlement date.

(2) Available Funds Cap means a per annum rate equal to 12 times the quotient of (x) the total scheduled interest due based on the net Mortgage Rates in effect on the related Due Date, divided by (y) the aggregate Certificate Principal Balance as of the first day of the applicable Accrual Period multiplied by 30 and divided by the actual number of days in the related Accrual Period.

Per Annum Excess Interest [1]:

Distribution Period [3]	Excess Interest (%) [1][2]	Distribution Period	Excess Interest (%) [1][2]	Distribution Period	Excess Interest (%) [1][2]
1	3.26%	35	3.23%	69	4.44%
2	2.22%	36	3.23%	70	4.50%
3	2.30%	37	3.34%	71	4.44%
4	2.15%	38	3.19%	72	4.44%
5	2.05%	39	3.30%	73	4.51%
6	2.20%	40	3.19%	74	4.44%
7	2.22%	41	3.19%	75	4.51%
8	2.30%	42	3.52%	76	4.44%
9	2.15%	43	3.19%	77	4.45%
10	2.35%	44	3.30%	78	4.64%
11	2.18%	45	3.18%	79	4.45%
12	2.16%	46	3.29%	80	4.52%
13	2.34%	47	3.15%	81	4.45%
14	2.21%	48	3.15%	82	4.52%
15	2.29%	49	4.63%	83	4.45%
16	2.16%	50	4.56%	84	4.46%
17	2.14%	51	4.63%	85	4.52%
18	2.42%	52	4.56%	86	4.46%
19	2.39%	53	4.56%	87	4.53%
20	2.48%	54	4.69%	88	4.46%
21	2.34%	55	4.56%	89	4.46%
22	2.41%	56	4.61%	90	4.66%
23	2.64%	57	4.53%		
24	2.63%	58	4.60%		
25	2.73%	59	4.53%		
26	2.97%	60	4.47%		
27	3.07%	61	4.54%		
28	2.95%	62	4.47%		
29	2.94%	63	4.51%		
30	3.32%	64	4.45%		
31	3.32%	65	4.45%		
32	3.42%	66	4.63%		
33	3.31%	67	4.44%		
34	3.42%	68	4.50%		

(1) Assumes no losses, 10% cleanup call, 21% CPR and |10/07/03| settlement date.

(2) Excess Interest is equal to (A) the product of (1) interest remaining after payment of Current Interest on Classes F, A, A-IO, IO, M-1, M-2, M-3, M-4, and B and (2) 12, divided by (B) the principal balance of Classes A, M-1, M-2, M-3, M-4, and B.

(3) Available Excess Interest will be equal to 50% of Excess Interest for the first 12 Distribution Dates. 100% of Excess Interest will be applied to losses and Basis Risk Shortfalls for all Distribution Dates.

Aggregate Outstanding Principal Balance	$416,495,988		
Aggregate Original Principal Balance	$507,917,274		
Number of Mortgage Loans	3,999		
	Minimum	**Maximum**	**Average (1)**
Original Principal Balance	$7,000	$2,568,000	$127,011
Outstanding Principal Balance	$2,300	$2,086,801	$104,150
	Minimum	**Maximum**	**Weighted Average (2)**
Original Term (mos)	28	480	301
Stated remaining Term (mos)	1	423	236
Loan Age (mos)	0	349	65
Current Interest Rate	0.00%	18.55%	7.49%
Periodic Rate Cap(3)	0.25%	7.50%	1.65%
Gross Margin	(1.10)%	15.17%	3.08%
Maximum Mortgage Rate(3)	5.00%	29.25%	13.51%
Minimum Mortgage Rate(3)	0.20%	15.64%	4.27%
Months to Roll	1	186	29
Current Loan-to-Value	0.00%	124.03%	67.04%
Credit Score(3)	411	839	667
	Earliest	**Latest**	
Maturity Date	10/12/03	12/01/38	

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Loan Type	Percent of Mortgage Pool
Fixed Rate	60.17%
ARM	39.83

Occupancy	Percent of Mortgage Pool
Primary	81.91%
Investment	16.39
Second Home	1.70

Property Type	Percent of Mortgage Pool
Single Family	69.67%
PUD	6.44
Commercial	6.14
Condo	5.59
2 to 4 Family	5.03
Multi-Family (5+)	2.97
Other (4)	2.37
Mixed Use	1.09
Co-op	0.70

Year of Origination	Percent of Mortgage Pool
1984 and prior	2.88%
1985	0.76
1986	0.96
1987	2.99
1988	3.44
1989	2.91
1990	2.21
1991	1.18
1992	0.99
1993	9.78
1994	2.63
1995	1.19
1996	2.34
1997	4.24
1998	6.21
1999	7.75
2000	5.20
2001	7.37
2002	16.41
2003	18.55

Loan Purpose	
Purchase	48.22%
Rate/Term Refinance	28.02
Cashout Refinance	23.73
Unknown	0.02

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) Minimum and Weighting only for loans with values.

(4) Includes improved land, unimproved land, land with mobile home, manufactured housing, mobile home as real-estate, and townhouse.

The Mortgage Loans, for the purposes of the tables below, have been segregated into three categories: Alt-A, Insured, and Subprime.

A/Alt-A:	Current Mortgage Loans that are insured and uninsured with FICO Scores of 640 or greater. Loans that fall within the A/Alt-A bucket have been a maximum of two-times 30 days late over the prior 12 months and have not been 60 days past due over the prior 12 months, as of the Statistical Calculation Date.
Insured:	The insured loan category is comprised of insured first lien Mortgage Loans that do not fall within the definition of A/Alt A category (as defined above).
Subprime:	The subprime loan category is comprised of uninsured Mortgage Loans that do not fall within the definition of A/Alt A or the Insured loan categories (as defined above).

Category	A/Alt A	Insured	Subprime	Total
Percent of Total	52.65%	9.41%	37.94%	100.00%
Fixed	51.12%	84.70%	66.63%	60.17%
ARM	48.88%	15.30%	33.37%	39.83%
Current Balance	$219,285,835	$39,199,478	$158,010,675	$416,495,988
Loan Count	1,625	497	1,877	3,999
Average Balance	$134,945	$78,872	$84,183	$104,150
%=>$200,000	63.02%	14.32%	32.34%	46.80%
%=>$500,000	23.21%	1.60%	10.13%	16.21%
Gross WAC (non-zero)	6.70%	7.44%	8.61%	7.49%
WAM (mos)	233	282	227	236
WA Age (mos)	67	62	64	65
WA Orig. Term (mos)	301	344	291	301
Balloon	4.50%	1.47%	6.48%	4.97%
Fully Amortizing	95.50%	98.53%	93.52%	95.03%
First Lien	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero)	726	591	596	667
% below 640	0.00%	79.96%	74.82%	35.91%
WA Current LTV	62.41%	87.44%	68.46	67.06%
WA Margin (1)	2.66%	2.75%	3.98%	3.08%
WA Lifetime Cap (non-zero) (1)	13.01%	11.48%	14.79%	13.51%
WA Next Rate Adj.(mos) (1)	39	8	12	29
Property Type				
Single-Family Dwelling	68.01%	75.27%	70.59%	69.67%
2-4 Family Dwelling	5.56%	5.55%	4.16%	5.03%
Condo	7.06%	3.98%	3.95%	5.59%
PUD	7.66%	12.17%	3.33%	6.44%
Small Balance Commercial	4.69%	0.76%	9.50%	6.14%
Multi-Family	3.03%	0.00%	3.61%	2.97%
Mixed Use	0.84%	0.00%	1.71%	1.09%
Co-op	0.94%	0.00%	0.54%	0.70%
Other	2.22%	2.28%	2.60%	2.37%
Occupancy Status				
Owner Occupied	80.14%	93.37%	81.51%	81.91%
Investor Property	17.40%	6.45%	17.45%	16.39%
Second Home	2.45%	0.17%	1.04%	1.70%
Loan Purpose				
Purchase Money	45.00%	75.52%	45.93%	48.22%
Cash Out/Refinance	26.63%	7.14%	23.84%	23.73%
Rate Term/Refinance	28.37%	17.34%	30.18%	28.02%
Unknown	0.00%	0.00%	0.05%	0.02%
Insurance				
FHA/VA	0.00%	63.96%	0.00%	6.02%
Conventional MI	4.48%	36.04%	0.00%	5.75%
Lender-paid MI	0.00%	0.00%	0.00%	0.00%
Non-MI	95.52%	0.00%	100.00%	88.23%
States > 5% of Total				
California	33.84%	8.62%	18.99%	25.83%
Texas	7.35%	11.68%	17.62%	11.65%
New York	10.83%	3.04%	6.93%	8.62%
Florida	5.93%	12.96%	10.83%	8.45%
Other	42.05%	63.70%	45.63%	45.45%
Delinquency Status				
Current	100.00%	88.98%	83.06%	92.54%
30-59 days	0.00%	11.02%	16.94%	7.46%
60+ days	0.00%	0.00%	0.00%	0.00%

(1) for adjustable rate loans only

Index (1)	A/Alt A	Insured	Subprime	Total
6 MO LIBOR	47.17%	1.23%	32.98%	41.00%
1 YR CMT	24.02%	98.33%	24.25%	26.78%
PRIME	7.35%	0.00%	24.33%	12.48%
COFI	8.75%	0.00%	10.00%	8.83%
1 MO LIBOR	3.66%	0.00%	3.27%	3.40%
3 YR CMT	2.78%	0.44%	2.71%	2.67%
5 YR CMT	3.32%	0.00%	0.47%	2.29%
1 YR LIBOR	1.83%	0.00%	1.09%	1.53%
Other	1.12%	0.00%	0.90%	1.01%

(1) for adjustable rate loans only

Original Principal Balances of the Mortgage Loans

Original Principal Balances ($)	Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
0.00 - 49,999.99	1,221	$31,756,756.26	7.62%	9.222%	$26,008.81	612.3	69.3%
50,000.00 - 99,999.99	1,378	81,131,322.47	19.48	8.439	58,876.14	620.2	76.1
100,000.00 - 149,999.99	525	53,706,596.47	12.89	7.625	102,298.28	632.3	73.4
150,000.00 - 199,999.99	227	33,032,210.26	7.93	7.207	145,516.34	649.1	69.7
200,000.00 - 249,999.99	129	22,752,101.27	5.46	6.883	176,372.88	678.1	67.8
250,000.00 - 299,999.99	87	19,883,745.81	4.77	7.022	228,548.80	691.1	67.2
300,000.00 - 349,999.99	102	26,927,124.28	6.47	6.993	263,991.41	708.5	63.0
350,000.00 - 399,999.99	94	27,553,570.52	6.62	7.024	293,123.09	705.7	59.8
400,000.00 - 449,999.99	66	21,656,978.04	5.20	6.921	328,136.03	707.5	60.5
450,000.00 - 499,999.99	33	12,084,054.78	2.90	6.948	366,183.48	705.0	63.4
500,000.00 - 549,999.99	36	14,667,287.79	3.52	6.592	407,424.66	725.4	62.6
550,000.00 - 599,999.99	19	9,009,943.91	2.16	7.314	474,207.57	701.1	53.0
600,000.00 - 649,999.99	19	9,753,654.18	2.34	7.367	513,350.22	679.1	60.7
650,000.00 - 699,999.99	13	7,446,330.81	1.79	6.266	572,794.68	703.2	62.8
700,000.00 - 749,999.99	1	648,685.46	0.16	4.375	648,685.46	710.0	63.3
750,000.00 - 799,999.99	6	4,074,323.54	0.98	7.059	679,053.92	694.4	64.9
800,000.00 - 849,999.99	10	7,599,230.68	1.82	6.126	759,923.07	710.5	61.8
850,000.00 - 899,999.99	3	1,431,818.15	0.34	6.241	477,272.72	705.7	39.4
900,000.00 - 949,999.99	4	2,671,979.84	0.64	6.505	667,994.96	706.4	47.9
950,000.00 - 999,999.99	5	3,551,572.83	0.85	7.077	710,314.57	721.0	51.4
1,000,000.00 - 1,049,999.99	1	948,665.37	0.23	6.500	948,665.37	782.0	49.9
1,050,000.00 - 1,099,999.99	3	2,949,338.30	0.71	8.292	983,112.77	690.5	70.3
1,100,000.00 - 1,149,999.99	2	1,645,730.15	0.40	6.541	822,865.08	711.0	57.5
1,150,000.00 - 1,199,999.99	1	1,097,509.20	0.26	11.990	1,097,509.20	606.0	64.6
1,200,000.00 - 1,249,999.99	2	2,251,749.52	0.54	7.177	1,125,874.76	696.5	38.2
1,250,000.00 - 1,299,999.99	1	871,656.21	0.21	6.000	871,656.21	805.0	57.8
1,300,000.00 - 1,349,999.99	1	935,187.50	0.22	5.750	935,187.50	N/A	62.3
1,350,000.00 - 1,399,999.99	1	1,347,611.27	0.32	6.625	1,347,611.27	703.0	55.0
1,450,000.00 - 1,499,999.99	2	2,884,473.60	0.69	6.796	1,442,236.80	750.1	67.3
1,500,000.00 - 1,549,999.99	1	1,492,635.66	0.36	6.125	1,492,635.66	758.0	43.9
1,600,000.00 - 1,649,999.99	1	1,535,231.50	0.37	8.750	1,535,231.50	728.0	63.8
1,650,000.00 - 1,699,999.99	2	1,731,072.41	0.42	3.039	865,536.21	777.0	40.4
2,000,000.00 >=	3	5,465,840.31	1.31	6.439	1,821,946.77	703.7	54.9
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the average Original Principal Balance of the Mortgage Loans is approximately $127,011.

Principal Balances of the Mortgage Loans as of the Cut-off Date

Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
0.00 - 49,999.99	1,640	$46,211,967.39	11.10%	8.589%	$28,178.03	630.7	62.9%
50,000.00 - 99,999.99	1,213	84,641,135.66	20.32	8.313	69,778.35	626.0	75.0
100,000.00 - 149,999.99	436	53,128,445.83	12.76	7.476	121,854.23	631.5	73.3
150,000.00 - 199,999.99	218	37,602,176.72	9.03	7.084	172,487.05	675.4	65.6
200,000.00 - 249,999.99	109	24,558,614.96	5.90	7.194	225,308.39	686.4	63.9
250,000.00 - 299,999.99	92	25,420,362.05	6.10	7.024	276,308.28	698.5	64.2
300,000.00 - 349,999.99	73	23,680,490.12	5.69	7.102	324,390.28	713.1	66.1
350,000.00 - 399,999.99	66	24,740,745.89	5.94	6.961	374,859.79	704.3	63.9
400,000.00 - 449,999.99	37	15,794,183.18	3.79	6.845	426,869.82	697.7	65.3
450,000.00 - 499,999.99	28	13,193,205.86	3.17	7.404	471,185.92	689.2	62.6
500,000.00 - 549,999.99	20	10,292,547.50	2.47	7.075	514,627.38	707.5	65.2
550,000.00 - 599,999.99	9	5,153,735.34	1.24	6.895	572,637.26	685.8	52.1
600,000.00 - 649,999.99	19	12,040,620.28	2.89	6.169	633,716.86	698.3	67.4
650,000.00 - 699,999.99	3	1,996,012.10	0.48	6.610	665,337.37	689.8	50.4
750,000.00 - 799,999.99	7	5,479,470.70	1.32	6.372	782,781.53	705.5	63.2
800,000.00 - 849,999.99	6	4,940,648.90	1.19	6.660	823,441.48	681.6	69.3
850,000.00 - 899,999.99	4	3,461,755.70	0.83	7.529	865,438.93	702.7	58.8
900,000.00 - 949,999.99	3	2,783,852.87	0.67	6.006	927,950.96	753.8	52.5
950,000.00 - 999,999.99	1	960,000.00	0.23	5.500	960,000.00	775.0	76.8
1,050,000.00 - 1,099,999.99	5	5,360,224.96	1.29	7.959	1,072,044.99	691.1	57.0
1,100,000.00 - 1,149,999.99	1	1,130,000.00	0.27	5.875	1,130,000.00	711.0	53.8
1,200,000.00 - 1,249,999.99	1	1,200,000.00	0.29	6.500	1,200,000.00	683.0	46.2
1,300,000.00 - 1,349,999.99	1	1,347,611.27	0.32	6.625	1,347,611.27	703.0	55.0
1,350,000.00 - 1,399,999.99	1	1,389,473.60	0.33	7.250	1,389,473.60	789.0	71.3
1,450,000.00 - 1,499,999.99	3	4,448,832.26	1.07	5.511	1,482,944.09	737.3	46.0
1,500,000.00 - 1,549,999.99	1	1,535,231.50	0.37	8.750	1,535,231.50	728.0	63.8
1,900,000.00 - 1,949,999.99	1	1,917,842.23	0.46	6.980	1,917,842.23	676.0	68.5
2,000,000.00 >=	1	2,086,801.48	0.50	7.650	2,086,801.48	N/A	59.6
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the average Principal Balance of the Mortgage Loans is approximately $104,150.

Mortgage Rates of the Mortgage Loans as of the Cut-off Date

Mortgage Rates(%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
<= 1.99	8	$210,856.43	0.05%	1.417%	$26,357.05	711.9	66.8%
2.00 - 2.99	9	673,768.00	0.16	2.506	74,863.11	739.7	58.2
3.00 - 3.99	102	7,523,058.93	1.81	3.450	73,755.48	731.0	54.4
4.00 - 4.99	407	39,955,307.09	9.59	4.503	98,170.29	715.7	58.1
5.00 - 5.99	325	50,315,684.97	12.08	5.535	154,817.49	705.9	64.6
6.00 - 6.99	465	80,569,701.52	19.34	6.478	173,268.18	706.8	64.7
7.00 - 7.99	537	79,489,035.56	19.09	7.444	148,024.27	679.0	64.5
8.00 - 8.99	728	66,959,705.89	16.08	8.407	91,977.62	633.2	71.5
9.00 - 9.99	516	37,126,577.54	8.91	9.409	71,950.73	606.7	72.5
10.00 - 10.99	382	26,006,038.31	6.24	10.443	68,078.63	594.0	76.3
11.00 - 11.99	226	12,135,930.75	2.91	11.415	53,698.81	576.9	76.5
12.00 - 12.99	217	11,767,508.16	2.83	12.225	54,228.15	587.9	79.2
13.00 - 13.99	43	2,126,236.24	0.51	13.534	49,447.35	577.7	57.5
14.00 - 14.99	17	1,116,998.62	0.27	14.304	65,705.80	576.2	63.5
15.00 - 15.99	9	315,949.50	0.08	15.555	35,105.50	543.1	62.6
16.00 - 16.99	4	112,920.92	0.03	16.703	28,230.23	587.7	78.9
17.00 - 17.99	2	61,870.14	0.01	17.072	30,935.07	582.6	34.8
18.00 - 18.99	2	28,839.78	0.01	18.349	14,419.89	516.9	68.9
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans is approximately 7.49% per annum.

Original Loan-to-Value Ratios of the Mortgage Loans

Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Not Available	62	$6,070,157.49	1.46%	7.090%	$97,905.77	622.9	73.1%
0.01 - 30.00	83	7,996,333.97	1.92	6.571	96,341.37	712.6	22.0
30.01 - 40.00	71	7,620,740.46	1.83	7.553	107,334.37	690.9	31.0
40.01 - 50.00	153	24,184,076.83	5.81	7.201	158,065.86	689.9	42.4
50.01 - 60.00	212	33,710,914.70	8.09	7.804	159,013.75	675.9	51.5
60.01 - 70.00	425	63,276,122.82	15.19	7.474	148,884.99	689.1	58.1
70.01 - 80.00	1,015	129,623,123.12	31.12	7.052	127,707.51	688.0	68.1
80.01 - 90.00	710	56,629,147.34	13.60	8.263	79,759.36	634.6	78.4
90.01 - 95.00	389	28,289,229.90	6.79	8.021	72,722.96	623.9	84.8
95.01 - 100.00	717	45,294,991.58	10.88	7.801	63,172.93	622.9	85.4
100.01 - 105.00	99	7,117,562.45	1.71	7.642	71,894.57	619.8	80.2
105.01 - 110.00	14	911,860.14	0.22	7.281	65,132.87	606.3	90.4
110.01 - 115.00	6	841,119.38	0.20	5.501	140,186.56	628.3	77.1
115.01 - 120.00	4	423,406.40	0.10	8.669	105,851.60	615.0	55.6
120.01 - 125.00	4	269,888.33	0.06	6.998	67,472.08	629.2	104.6
125.01 - 130.00	6	770,177.32	0.18	7.308	128,362.89	785.8	80.3
130.01 - 140.00	13	1,697,054.09	0.41	4.508	130,542.62	653.8	78.6
140.01 - 150.00	3	710,903.22	0.17	7.261	236,967.74	627.3	65.4
150.01 - 200.00	11	637,442.79	0.15	5.339	57,949.34	610.0	78.6
200.01 - 250.00	2	421,736.02	0.10	4.377	210,868.01	684.8	85.3
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

The minimum and maximum Original Loan-to-Value Ratios of the Mortgage Loans with Original Loan-to-Value Ratios are approximately 1.23% and 217.39%, respectively, and the weighted average Original Loan-to-Value Ratio of the Mortgage Loans with Original Loan-to-Value Ratios is approximately 76.39%.

Current Loan-to-Value Ratios of the Mortgage Loans

Current Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Not Available	1	$116,631.66	0.03%	4.500%	$116,631.66	711.0	0.0%
0.01 - 30.00	458	24,923,187.67	5.98	6.838	54,417.44	720.9	21.9
30.01 - 40.00	251	21,701,501.36	5.21	6.461	86,460.16	704.9	35.0
40.01 - 50.00	336	33,862,095.38	8.13	6.760	100,780.05	700.0	45.6
50.01 - 60.00	508	64,276,592.85	15.43	7.403	126,528.73	678.4	56.0
60.01 - 70.00	542	75,920,657.39	18.23	7.460	140,075.01	676.3	64.9
70.01 - 80.00	636	90,928,813.55	21.83	7.229	142,969.83	681.8	75.8
80.01 - 90.00	593	48,771,810.89	11.71	8.428	82,245.89	613.5	86.0
90.01 - 95.00	315	26,290,292.25	6.31	8.460	83,461.25	600.6	92.8
95.01 - 100.00	208	18,577,106.38	4.46	8.089	89,313.01	622.7	97.7
100.01 - 105.00	62	4,181,415.59	1.00	8.941	67,442.19	568.7	102.4
105.01 - 110.00	46	3,813,571.30	0.92	8.163	82,903.72	601.2	107.2
110.01 - 115.00	13	963,713.85	0.23	9.477	74,131.83	560.9	111.7
115.01 - 120.00	21	1,631,774.79	0.39	8.851	77,703.56	582.0	117.8
120.01 - 125.00	9	536,823.44	0.13	9.410	59,647.05	546.8	122.3
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the weighted average Current Loan-to-Value Ratio of the Mortgage Loans with Current Loan-to-Value Ratios is approximately 67.06%.

Delinquency Status of the Mortgage Loans

Delinquency Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
0 to 29	3,691	$385,407,540.37	92.54%	7.468%	$104,418.19	668.7	67.2%
30 to 59	308	31,088,447.98	7.46	7.788	100,936.52	643.3	65.2
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Number of 30-Day Delinquencies of the Mortgage Loans in the Past 12 Months

30-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
0	2,582	$297,879,134.88	71.52%	7.266%	$115,367.60	691.2	65.0%
1	327	34,357,123.79	8.25	7.104	105,067.66	662.0	68.7
2	203	18,314,532.71	4.40	7.729	90,219.37	622.2	70.9
3	151	12,295,662.37	2.95	7.741	81,428.23	607.4	73.2
4	105	6,802,038.26	1.63	9.082	64,781.32	579.4	75.0
5	115	7,854,615.44	1.89	8.940	68,301.00	562.4	74.6
6	98	7,229,978.54	1.74	8.921	73,775.29	550.7	76.4
7	109	11,155,537.02	2.68	8.417	102,344.38	571.8	67.2
8	97	6,496,380.26	1.56	9.056	66,972.99	550.4	83.0
9	79	4,771,877.50	1.15	9.009	60,403.51	540.9	79.8
10	57	3,987,974.26	0.96	9.090	69,964.46	558.3	74.1
11	46	3,078,413.47	0.74	8.857	66,922.03	556.6	78.6
12	30	2,272,719.85	0.55	8.633	75,757.33	561.9	70.9
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Number of 60-Day Delinquencies of the Mortgage Loans in the Past 12 Months

60-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
0	3,376	$366,598,856.58	88.02%	7.347%	$108,589.71	679.9	66.1%
1	164	13,386,802.45	3.21	8.408	81,626.84	585.3	73.2
2	114	8,723,850.13	2.09	8.505	76,525.00	566.4	72.9
3	91	7,465,466.83	1.79	8.507	82,038.10	575.2	71.7
4	69	4,363,387.27	1.05	8.665	63,237.50	553.3	78.0
5	54	4,674,732.89	1.12	8.815	86,569.13	551.0	72.2
6	36	4,293,220.35	1.03	8.142	119,256.12	552.7	69.4
7	32	2,283,389.42	0.55	9.351	71,355.92	551.8	84.9
8	26	2,254,376.34	0.54	8.964	86,706.78	540.3	74.4
9	19	1,116,062.32	0.27	8.927	58,740.12	559.1	72.9
10	10	825,638.79	0.20	8.546	82,563.88	573.7	84.1
11	4	327,813.43	0.08	8.209	81,953.36	590.8	91.9
12	4	182,391.55	0.04	7.787	45,597.89	559.4	67.1
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Number of 90-Day Delinquencies of the Mortgage Loans in the Past 12 Months

90-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
0	3,670	$389,275,640.38	93.46%	7.426%	$106,069.66	673.4	66.6%
1	113	9,010,437.70	2.16	7.940	79,738.39	570.2	70.6
2	56	4,684,393.63	1.12	8.697	83,649.89	566.6	77.4
3	48	4,812,768.57	1.16	8.186	100,266.01	549.6	64.8
4	39	3,486,998.44	0.84	8.626	89,410.22	566.8	74.7
5	14	999,797.44	0.24	9.672	71,414.10	556.1	91.3
6	19	1,462,198.18	0.35	9.384	76,957.80	546.0	84.7
7	18	1,216,562.24	0.29	9.340	67,586.79	564.1	78.2
8	11	559,324.18	0.13	9.474	50,847.65	538.4	73.7
9	6	620,257.82	0.15	8.025	103,376.30	588.2	92.7
10	2	207,176.25	0.05	6.713	103,588.13	617.7	94.2
12	3	160,433.52	0.04	8.220	53,477.84	557.8	70.5
Total:	**3,999**	**$416,495,988.35**	***100.00%***	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Original Terms to Maturity of the Mortgage Loans

Original Terms to Maturity (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
<= 59	10	$1,703,519.26	0.41%	5.891%	$170,351.93	745.7	63.1%
60 - 119	138	11,445,204.98	2.75	7.692	82,936.27	674.2	74.4
120 - 179	166	13,782,697.16	3.31	8.494	83,028.30	676.7	63.1
180 - 239	694	78,738,637.83	18.91	7.760	113,456.25	686.0	56.2
240 - 299	329	27,531,259.30	6.61	8.366	83,681.64	645.0	63.4
300 - 359	223	15,729,224.41	3.78	6.682	70,534.64	672.2	60.2
360 - 360	2,367	261,720,154.16	62.84	7.270	110,570.41	662.4	70.7
361 - 419	70	5,755,066.91	1.38	9.674	82,215.24	634.1	84.1
480 >=	2	90,224.34	0.02	8.596	45,112.17	594.9	75.8
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the weighted average original term to maturity of the Mortgage Loans is approximately 301 months.

Remaining Terms to Maturity of the Mortgage Loans as of the Cut-off Date

Remaining Terms to Maturity (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
<= 59	415	$26,374,365.87	6.33%	7.431%	$63,552.69	708.9	46.1%
60 - 119	531	32,503,942.96	7.80	7.608	61,212.70	699.0	54.8
120 - 179	940	89,542,925.49	21.50	7.361	95,258.43	676.2	60.7
180 - 239	493	65,330,033.11	15.69	7.630	132,515.28	674.3	61.4
240 - 299	487	45,192,911.54	10.85	7.627	92,798.59	612.6	73.1
300 - 359	1,123	157,090,380.52	37.72	7.452	139,884.58	660.9	77.3
360 - 419	9	421,867.44	0.10	9.396	46,874.16	630.2	92.1
420 - 479	1	39,561.42	0.01	10.000	39,561.42	582.0	96.5
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the weighted average remaining term to maturity of the Mortgage Loans is approximately 236 months.

Seasoning of the Mortgage Loans as of the Cut-off Date

Seasoning (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
<= 59	1,905	$249,650,981.73	59.94%	7.707%	$131,050.38	663.0	73.3%
60 - 119	757	63,679,430.77	15.29	7.720	84,120.78	626.3	68.9
120 - 179	563	67,050,207.71	16.10	7.083	119,094.51	704.4	51.0
180 - 239	543	29,945,504.92	7.19	6.161	55,148.26	692.8	52.4
240 - 299	164	4,842,530.62	1.16	7.200	29,527.63	703.3	42.6
300 - 359	67	1,327,332.60	0.32	7.845	19,810.93	712.5	45.7
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the weighted average seasoning of the Mortgage Loans is approximately 65 months.

Geographic Distribution of the Mortgaged Properties

Geographic Location	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
California	559	$107,599,182.84	25.83%	6.841%	$192,485.12	696.4	59.2%
Texas	765	48,525,314.17	11.65	8.890	63,431.78	637.5	77.0
New York	255	35,892,550.36	8.62	7.508	140,755.10	681.0	65.9
Florida	405	35,193,937.78	8.45	8.156	86,898.61	639.2	70.1
New Jersey	171	18,058,575.16	4.34	7.609	105,605.70	664.2	63.8
Connecticut	49	14,038,083.35	3.37	6.692	286,491.50	690.1	62.8
Georgia	169	12,684,360.59	3.05	7.100	75,055.39	652.9	71.9
Massachusetts	94	11,521,090.69	2.77	7.286	122,564.79	687.9	59.6
Pennsylvania	151	10,967,018.76	2.63	7.540	72,629.26	627.5	67.7
Virginia	75	10,321,881.77	2.48	7.124	137,625.09	684.2	67.3
Michigan	91	10,131,526.38	2.43	8.509	111,335.45	638.6	65.4
Maryland	78	10,028,469.95	2.41	6.767	128,570.13	665.4	76.6
Colorado	55	8,867,071.06	2.13	6.350	161,219.47	699.7	67.3
North Carolina	91	8,262,540.81	1.98	7.734	90,797.15	637.6	75.2
Illinois	85	7,911,328.33	1.90	7.181	93,074.45	658.8	75.9
Ohio	80	7,262,701.77	1.74	7.634	90,783.77	655.6	75.2
Arizona	56	5,591,061.06	1.34	7.708	99,840.38	648.4	72.1
Louisiana	121	5,474,908.02	1.31	6.716	45,247.17	656.9	58.2
South Carolina	46	4,208,189.68	1.01	8.013	91,482.38	665.3	66.4
Tennessee	71	3,968,891.70	0.95	8.197	55,899.88	627.1	76.3
Alabama	50	3,617,557.79	0.87	7.810	72,351.16	642.0	79.3
Nevada	22	2,993,713.37	0.72	7.156	136,077.88	649.8	78.3
Indiana	49	2,762,882.33	0.66	8.046	56,385.35	644.7	69.7
Minnesota	21	2,415,358.68	0.58	7.386	115,017.08	682.4	69.5
Washington	28	2,201,271.43	0.53	7.491	78,616.84	621.5	74.0
New Mexico	17	1,994,024.74	0.48	7.913	117,295.57	650.5	67.7
Arkansas	46	1,957,563.08	0.47	8.504	42,555.72	610.8	78.7
Hawaii	10	1,931,675.50	0.46	8.733	193,167.55	617.5	60.8
Oregon	17	1,698,203.83	0.41	7.091	99,894.34	697.4	72.9
New Hampshire	18	1,623,419.66	0.39	7.463	90,189.98	684.5	60.5
Missouri	26	1,613,203.73	0.39	7.376	62,046.30	686.0	70.3
Delaware	13	1,588,841.97	0.38	6.844	122,218.61	634.1	75.4
Oklahoma	33	1,571,868.53	0.38	7.010	47,632.38	685.7	56.6
Kentucky	30	1,521,344.20	0.37	7.082	50,711.47	624.1	65.3
Wisconsin	18	1,443,454.12	0.35	8.188	80,191.90	639.4	79.0
District of Columbia	14	1,362,594.85	0.33	8.154	97,328.20	605.7	69.6
Rhode Island	11	978,409.98	0.23	8.197	88,946.36	651.8	58.3
Maine	11	868,339.49	0.21	7.315	78,939.95	689.7	63.7
Utah	13	865,769.81	0.21	7.330	66,597.68	572.3	74.3
Mississippi	20	809,073.02	0.19	8.051	40,453.65	580.0	68.3
Idaho	9	671,748.49	0.16	7.684	74,638.72	625.1	84.6
Kansas	10	561,588.45	0.13	7.257	56,158.85	655.4	80.0
Nebraska	10	552,107.62	0.13	5.397	55,210.76	682.8	60.2
North Dakota	3	519,097.58	0.12	5.748	173,032.53	740.7	56.1
Alaska	6	396,339.16	0.10	7.073	66,056.53	706.7	61.5
Iowa	9	358,127.22	0.09	6.694	39,791.91	623.6	67.0
Montana	5	349,376.29	0.08	5.678	69,875.26	699.0	54.2
West Virginia	4	265,564.19	0.06	7.278	66,391.05	581.9	87.1
Vermont	3	253,459.36	0.06	8.529	84,486.45	608.4	76.6
South Dakota	3	177,624.84	0.04	5.890	59,208.28	610.7	82.9
Wyoming	3	63,700.81	0.02	6.872	21,233.60	779.8	60.6
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

No more than approximately 0.54% of the Mortgage Loans are secured by Mortgaged Properties location in any one zip code area.

Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Purchase	2,414	$200,854,217.93	48.22%	7.710%	$83,203.90	656.2	73.2%
Rate/Term Refinance	958	116,700,323.14	28.02	7.030	121,816.62	677.8	62.0
Cash Out Refinance	626	98,855,171.93	23.73	7.595	157,915.61	675.3	60.4
Unknown	1	86,275.35	0.02	8.000	86,275.35	537.0	70.7
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Amortization Types of the Mortgage Loans

Amortization Types	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Fully Amortizing	3,806	$395,801,029.06	95.03%	7.444%	$103,993.96	667.2	66.6%
Balloon	193	20,694,959.29	4.97	8.418	107,227.77	658.6	74.9
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Adjustment Type of the Mortgage Loans

Adjustment Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Fixed	2,647	$250,589,686.63	60.17%	8.076%	$94,669.32	653.0	70.0%
Adjustable	1,352	165,906,301.72	39.83	6.611	122,711.76	687.6	62.6
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Loan Type of the Mortgage Loans

Loan Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Conventional Uninsured	3,186	$354,090,764.31	85.02%	7.425%	$111,139.60	676.7	63.4%
Conventional with Primary MI	224	23,956,205.58	5.75	7.235	106,947.35	634.8	87.1
FHA Insured	270	19,819,891.96	4.76	7.226	73,407.01	596.8	88.5
Contract for Deed	180	8,288,759.18	1.99	11.318	46,048.66	594.5	88.7
VA Insured	86	5,253,927.44	1.26	7.917	61,092.18	585.1	85.2
FHA Uninsured	46	4,527,672.21	1.09	7.958	98,427.66	603.1	88.8
VA Uninsured	7	558,767.67	0.13	6.177	79,823.95	724.7	93.8
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Credit Scores of the Mortgage Loans

Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
No Score	167	$16,154,587.23	3.88%	7.588%	$96,734.06	N/A	62.8%
411 - 459	11	669,929.21	0.16	9.885	60,902.66	438.8	96.6
460 - 479	16	783,018.97	0.19	8.683	48,938.69	469.7	70.3
480 - 499	50	3,207,733.94	0.77	9.011	64,154.68	490.9	83.1
500 - 519	313	21,902,809.67	5.26	9.012	69,977.03	509.8	78.2
520 - 539	275	17,778,951.69	4.27	8.903	64,650.73	528.7	77.3
540 - 559	238	16,701,443.32	4.01	9.244	70,174.13	549.0	72.7
560 - 579	246	16,602,757.74	3.99	8.793	67,490.89	569.6	75.4
580 - 599	262	20,749,277.43	4.98	8.884	79,195.72	590.1	74.5
600 - 619	287	28,235,651.56	6.78	8.759	98,382.06	610.1	71.6
620 - 639	244	22,943,047.09	5.51	7.800	94,028.88	629.9	71.7
640 - 659	242	23,267,335.47	5.59	7.864	96,146.01	649.9	73.8
660 - 679	211	25,592,676.03	6.14	7.402	121,292.30	670.0	69.1
680 - 699	253	36,523,313.64	8.77	6.994	144,360.92	688.9	66.4
700 - 719	245	40,771,224.13	9.79	6.687	166,413.16	709.7	62.4
720 - 739	209	29,191,874.60	7.01	6.587	139,674.04	728.0	66.9
740 - 759	190	29,515,601.80	7.09	6.399	155,345.27	748.7	57.3
760 - 779	196	28,270,914.90	6.79	6.269	144,239.36	769.9	57.0
780 - 799	177	21,501,163.44	5.16	6.254	121,475.50	789.6	55.0
800 - 819	123	12,048,057.25	2.89	5.929	97,951.68	808.7	57.2
820 - 839	44	4,084,619.24	0.98	5.878	92,832.26	828.6	45.5
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

As of the Cut-off Date, the weighted average credit score of the Mortgage Loans with credit scores is approximately 667.

Mortgaged Property Type of the Mortgage Loans

Mortgaged Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Single Family	3,047	$290,178,712.90	69.67%	7.487%	$95,234.23	664.4	67.2%
PUD	134	26,824,473.87	6.44	6.441	200,182.64	682.4	71.9
Commercial	113	25,591,275.44	6.14	8.336	226,471.46	655.8	58.1
Condo	288	23,278,341.33	5.59	6.773	80,827.57	698.0	64.5
2 to 4 Family	170	20,944,773.71	5.03	7.940	123,204.55	658.5	75.7
Multi-Family (5+)	47	12,352,972.01	2.97	8.126	262,829.19	672.6	67.3
Other (1)	107	9,855,425.87	2.37	7.669	92,106.78	652.3	65.4
Mixed Use	22	4,553,105.87	1.09	9.528	206,959.36	651.4	62.0
Co-op	71	2,916,907.35	0.70	6.370	41,083.20	694.2	62.7
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

(1) Includes improved land, unimproved land, land with mobile home, manufactured housing, mobile home as real-estate, and townhouse.

Occupancy Types of the Mortgage Loans

Occupancy Types	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Primary Home	3,342	$341,140,328.42	81.91%	7.401%	$102,076.70	665.5	67.4%
Investment	619	68,256,522.59	16.39	7.992	110,269.02	671.8	66.5
Second Home	38	7,099,137.34	1.70	7.041	186,819.40	680.8	55.6
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Documentation Levels of the Mortgage Loans

Documentation Levels	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
Full Documentation	2,106	$216,441,745.25	51.97%	7.146%	$102,773.86	677.0	63.8%
Limited Documentation	880	85,782,201.14	20.60	7.832	97,479.77	658.0	67.0
Stated Documentation	587	67,014,607.85	16.09	8.238	114,164.58	654.2	69.8
Alternative	304	33,061,795.59	7.94	7.249	108,755.91	651.2	81.0
No Income	52	9,040,072.59	2.17	6.948	173,847.55	695.5	67.0
No Assets	70	5,155,565.93	1.24	9.176	73,650.94	605.6	79.6
Total:	**3,999**	**$416,495,988.35**	**100.00%**	**7.492%**	**$104,150.03**	**666.8**	**67.1%**

Indices of the Adjustable Rate Mortgage Loans

Indices	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
6 MO LIBOR	431	$68,020,302.79	41.00%	6.827%	$157,819.73	692.4	63.2%
1 YR CMT	397	44,431,915.56	26.78	5.913	111,919.18	683.6	68.0
PRIME	145	20,706,537.32	12.48	8.340	142,803.71	654.8	58.5
COFI	252	14,650,876.38	8.83	6.114	58,138.40	685.4	52.5
1 MO LIBOR	9	5,647,398.33	3.40	4.895	627,488.70	752.1	58.9
3 YR CMT	50	4,433,125.90	2.67	6.520	88,662.52	697.7	55.7
5 YR CMT	29	3,806,559.84	2.29	7.432	131,260.68	723.8	65.3
1 YR LIBOR	9	2,534,585.55	1.53	5.111	281,620.62	699.0	63.3
6 MO CMT	20	1,033,622.94	0.62	6.236	51,681.15	674.5	63.4
6 MO CD	1	289,365.70	0.17	3.625	289,365.70	789.0	53.1
3 MO CMT	6	256,183.96	0.15	5.459	42,697.33	693.2	44.6
FNMA 30 YR FIXED	2	87,948.47	0.05	7.966	43,974.24	704.6	63.2
NATLAVG	1	7,878.98	0.00	6.000	7,878.98	822.0	38.2
Total:	**1,352**	**$165,906,301.72**	**100.00%**	**6.611%**	**$122,711.76**	**687.6**	**62.6%**

Frequency of Mortgage Rate Adjustment of the Adjustable Rate Mortgage Loans

Frequency of Mortgage Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
1	41	$7,868,185.27	4.74%	5.065%	$191,906.96	717.3	53.3%
3	7	569,634.42	0.34	9.225	81,376.35	692.6	47.4
6	501	82,207,186.09	49.55	7.031	164,086.20	684.1	62.4
12	618	59,957,181.49	36.14	6.073	97,018.09	684.6	65.4
24	15	712,726.57	0.43	6.870	47,515.10	674.4	50.8
36	125	9,440,807.72	5.69	6.976	75,526.46	699.7	54.1
60	44	5,097,657.25	3.07	7.528	115,855.85	724.0	66.6
84	1	52,922.91	0.03	7.890	52,922.91	553.0	56.4
Total:	**1,352**	**$165,906,301.72**	**100.00%**	**6.611%**	**$122,711.76**	**687.6**	**62.6%**

Gross Margins of the Adjustable Rate Mortgage Loans

Gross Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
<= -0.001	2	$57,909.90	0.03%	5.119%	$28,954.95	661.0	36.5%
0.000 - 0.999	256	10,928,686.77	6.59	6.182	42,690.18	695.9	46.3
1.000 - 1.999	59	6,918,635.63	4.17	6.011	117,265.01	726.2	60.5
2.000 - 2.999	616	100,849,453.50	60.79	5.801	163,716.65	706.9	62.8
3.000 - 3.999	139	9,297,511.68	5.60	6.165	66,888.57	687.0	61.9
4.000 - 4.999	73	11,719,977.82	7.06	8.551	160,547.64	660.1	61.3
5.000 - 5.999	67	9,539,021.88	5.75	8.726	142,373.46	619.0	68.1
6.000 - 6.999	69	8,553,038.58	5.16	9.284	123,957.08	613.8	69.0
7.000 - 7.999	43	5,512,890.06	3.32	9.869	128,206.75	605.0	71.5
8.000 - 8.999	18	1,489,357.38	0.90	10.721	82,742.08	611.4	75.2
9.000 - 9.999	7	762,341.98	0.46	11.313	108,906.00	595.2	79.1
10.000 - 10.999	1	53,790.79	0.03	11.700	53,790.79	519.0	92.7
11.000 - 11.999	1	196,632.51	0.12	10.875	196,632.51	686.0	99.8
12.000 >=	1	27,053.24	0.02	15.170	27,053.24	583.0	64.4
Total:	**1,352**	**$165,906,301.72**	**100.00%**	**6.611%**	**$122,711.76**	**687.6**	**62.6%**

As of the Cut-off Date, the weighted average Gross Margin of the Adjustable Rate Mortgage Loans is approximately 3.08% per annum.

Maximum Mortgage Rates of the Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Average Current LTV
0.000 - 0.999	250	$21,872,433.99	13.18%	6.686%	$87,489.74	699.9	58.3%
5.000 - 5.999	1	354,444.95	0.21	4.750	354,444.95	799.0	78.8
8.000 - 8.999	1	50,716.86	0.03	6.000	50,716.86	696.0	76.3
9.000 - 9.999	16	3,561,684.60	2.15	4.650	222,605.29	728.6	69.4
10.000 - 10.999	40	7,172,761.02	4.32	5.094	179,319.03	714.6	70.7
11.000 - 11.999	111	28,629,156.25	17.26	5.812	257,920.33	720.0	67.1
12.000 - 12.999	162	32,273,998.77	19.45	5.786	199,222.21	691.7	63.4
13.000 - 13.999	177	20,564,998.12	12.40	5.894	116,186.43	709.0	59.4
14.000 - 14.999	138	14,627,945.64	8.82	7.491	105,999.61	663.8	62.3
15.000 - 15.999	165	14,951,455.89	9.01	7.734	90,614.88	645.5	59.2
16.000 - 16.999	134	10,214,379.36	6.16	9.296	76,226.71	626.6	64.8
17.000 - 17.999	72	4,684,566.90	2.82	9.070	65,063.43	608.6	61.5
18.000 - 18.999	50	4,539,284.53	2.74	7.656	90,785.69	679.5	52.7
19.000 - 19.999	17	936,193.20	0.56	12.104	55,070.19	619.9	63.6
20.000 - 20.999	5	784,791.73	0.47	9.493	156,958.35	589.2	65.1
21.000 - 21.999	5	177,136.77	0.11	11.391	35,427.35	643.8	52.7
22.000 - 22.999	3	322,497.13	0.19	4.757	107,499.04	634.8	58.2
24.000 - 24.999	4	152,587.42	0.09	7.363	38,146.86	579.7	67.8
25.000 >=	1	35,268.59	0.02	7.500	35,268.59	707.0	56.0
Total:	**1,352**	**$165,906,301.72**	**100.00%**	**6.611%**	**$122,711.76**	**687.6**	**62.6%**

As of the Cut-off Date, the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans is approximately 11.73% per annum.

Minimum Mortgage Rates of the Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
0.000 - 0.999	192	$9,387,093.77	5.66%	5.860%	$48,891.11	696.7	49.9%
1.000 - 1.999	38	4,109,739.25	2.48	6.211	108,151.03	709.9	62.7
2.000 - 2.999	548	93,897,891.84	56.60	5.709	171,346.52	709.9	62.7
3.000 - 3.999	131	9,569,857.77	5.77	5.249	73,052.35	707.2	62.5
4.000 - 4.999	29	3,207,740.46	1.93	6.958	110,611.74	716.0	76.8
5.000 - 5.999	40	4,715,142.98	2.84	6.620	117,878.57	647.8	67.0
6.000 - 6.999	38	3,916,068.76	2.36	7.491	103,054.44	656.3	68.7
7.000 - 7.999	54	7,809,295.89	4.71	7.839	144,616.59	662.1	57.0
8.000 - 8.999	75	10,001,548.70	6.03	8.626	133,353.98	630.2	65.9
9.000 - 9.999	90	9,106,339.61	5.49	9.522	101,181.55	617.2	64.2
10.000 - 10.999	68	6,014,380.03	3.63	10.479	88,446.77	620.9	64.1
11.000 - 11.999	29	2,855,991.39	1.72	11.460	98,482.46	581.1	66.3
12.000 - 12.999	12	959,063.10	0.58	12.623	79,921.93	586.9	61.0
13.000 - 13.999	4	220,025.72	0.13	13.168	55,006.43	638.4	58.1
14.000 - 14.999	1	30,066.40	0.02	14.875	30,066.40	581.0	66.8
15.000 - 15.999	3	106,056.05	0.06	15.495	35,352.02	545.9	62.8
Total:	**1,352**	**$165,906,301.72**	**100.00%**	**6.611%**	**$122,711.76**	**687.6**	**62.6%**

As of the Cut-off Date, the weighted average Minimum Mortgage Rate of the Adjustable Rate Mortgage Loans is approximately 4.10% per annum.

Months to Next Rate Adjustment of the Adjustable Rate Mortgage Loans

Months to Next Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
1 - 6	659	$56,271,836.53	33.92%	6.620%	$85,389.74	674.5	59.7%
7 - 12	338	31,132,617.93	18.77	6.029	92,108.34	678.7	60.5
13 - 18	75	8,143,503.52	4.91	6.913	108,580.05	708.6	70.0
19 - 24	107	16,658,491.22	10.04	8.402	155,686.83	651.3	64.7
25 - 30	26	4,503,125.37	2.71	7.416	173,197.13	682.5	75.3
31 - 36	37	8,667,405.96	5.22	7.239	234,254.22	690.3	68.3
37 - 42	18	5,923,473.33	3.57	6.403	329,081.85	738.2	66.4
43 - 48	9	1,397,764.60	0.84	6.336	155,307.18	754.5	70.1
49 - 54	15	2,427,705.43	1.46	5.608	161,847.03	737.8	60.7
55 - 72	26	7,897,294.26	4.76	5.780	303,742.09	709.9	67.8
73 - 78	2	625,384.86	0.38	5.927	312,692.43	747.0	67.3
79 - 108	2	216,837.89	0.13	7.796	108,418.95	692.0	66.3
109 - 114	7	5,102,741.40	3.08	6.111	728,963.06	709.5	65.9
115 >=	31	16,938,119.42	10.21	5.996	546,390.95	719.1	58.8
Total:	**1,352**	**$165,906,301.72**	**100.00%**	**6.611%**	**$122,711.76**	**687.6**	**62.6%**

As of the Cut-off Date, the weighted average Months to Next Rate Adjustment of the Adjustable Rate Mortgage Loans is approximately 29 months.

Periodic Caps of the Adjustable Rate Mortgage Loans

Periodic Caps(%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Balance	Weighted Average FICO	Weighted Average Current LTV
<= 0.000	306	$27,283,196.83	16.44%	6.075%	$89,160.77	711.1	55.0%
0.001 - 0.250	1	10,268.86	0.01	6.375	10,268.86	823.0	28.3
0.251 - 0.500	6	273,711.15	0.16	7.688	45,618.53	661.8	55.3
0.501 - 0.750	2	105,956.83	0.06	4.569	52,978.42	686.1	64.6
0.751 - 1.000	443	54,253,621.69	32.70	7.308	122,468.67	665.5	66.5
1.251 - 1.500	58	2,898,606.26	1.75	8.876	49,975.97	604.3	63.2
1.501 - 1.750	2	113,825.51	0.07	5.711	56,912.76	767.4	51.7
1.751 - 2.000	476	77,114,557.08	46.48	6.273	162,005.37	696.4	62.5
2.001 - 2.250	1	42,164.07	0.03	5.000	42,164.07	595.0	56.2
2.251 - 2.500	8	400,918.69	0.24	6.271	50,114.84	689.2	61.1
2.751 - 3.000	35	1,767,161.06	1.07	5.881	50,490.32	717.1	59.0
4.251 - 4.500	1	433,404.00	0.26	3.000	433,404.00	815.0	105.7
4.751 - 5.000	9	767,756.13	0.46	5.303	85,306.24	769.5	62.7
6.001 - 6.250	2	204,062.84	0.12	9.000	102,031.42	702.0	57.3
7.251 - 7.500	2	237,090.72	0.14	6.231	118,545.36	666.4	58.1
Total:	**1,352**	**$165,906,301.72**	**100.00%**	**6.611%**	**$122,711.76**	**687.6**	**62.6%**

As of the Cut-off Date, the weighted average Periodic Cap of the Adjustable Rate Mortgage Loans is approximately 1.38% per annum.